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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

Varsity Group Inc.
(Name of Subject Company)

Varsity Group Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

9222811
(CUSIP Number of Class of Securities)

James M. Craig
Chief Executive Officer
2677 Prosperity Avenue, Suite 250
Fairfax, Virginia 22031
(202) 667-3400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Anthony J. Richmond
Latham & Watkins LLP
140 Scott Drive
Menlo Park, California 94025

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.    SUBJECT COMPANY INFORMATION.

(a)   Name and Address

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is Varsity Group Inc., a Delaware corporation. Unless otherwise specified or indicated by context, the "Company," "Varsity," "we," "our," "us" and similar references refer to Varsity Group Inc. and its subsidiaries. The address of the Company's principal executive office is 2677 Prosperity Avenue, Suite 250, Fairfax, Virginia 22031 and the telephone number is (202) 667-3400.

(b)   Securities

        This Statement relates to the Company's common stock, par value $0.0001 per share (the "Shares"). As of March 5, 2008, there were 18,960,655 Shares issued and outstanding.

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON.

(a)   Name and Address

        The Company is filing this Statement. The information about the Company's address and telephone number above under Item 1 is incorporated herein by reference. The Company's website address is www.varsitygroup.com. The information on the Company's website is not a part of this Statement.

(b)   Offer

        This Statement relates to the tender offer by VGI Acquisition Corp., a Delaware corporation ("Purchaser"), to purchase all of the outstanding Shares at a price of $0.20 per Share, net to the seller in cash (subject to any applicable withholding of taxes), without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's offer to purchase, dated March 7, 2008 (the "Offer to Purchase"), and the related letter of transmittal (the "Letter of Transmittal"). Purchaser is a wholly-owned subsidiary of VGI Holdings Corp., a Delaware corporation ("Parent"), which is a wholly-owned subsidiary of Follett Corporation, an Illinois corporation ("Follett"). The Offer to Purchase, the Letter of Transmittal and any amendments and supplements thereto collectively constitute the "Offer."

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 22, 2008, by and among the Company, Parent and Purchaser (the "Merger Agreement"). Pursuant to the Merger Agreement, Purchaser has agreed to, and Parent has agreed to cause Purchaser to, make an offer to purchase all of the outstanding Shares at a price of $0.20 per Share, net to the seller in cash (subject to any applicable withholding of taxes), without interest, on the terms and subject to the conditions set forth in the Merger Agreement. Purchaser's obligation to purchase Shares tendered in the Offer is subject to the condition that, among other things, prior to the then-scheduled expiration date of the Offer (as it may be extended from time to time pursuant to the Merger Agreement), there having been validly tendered in accordance with the terms of the Offer and not withdrawn a number of Shares that, when considered together with the newly-issued Shares, if any, available for purchase from the Company by Purchaser under an irrevocable "Top-Up Option" (described under Item 8) pursuant to the Merger Agreement, would constitute at least 90% of the aggregate number of Shares outstanding at the time of the expiration of the Offer (as determined on a fully-diluted basis after giving effect to the exercise of the Top-Up Option) (the "Minimum Condition"), as well as other conditions set forth in the Merger Agreement. The Minimum Condition represents the minimum number of Shares that would be required to be tendered in order to enable Purchaser, after exercising the Top-Up Option provided in the Merger Agreement, to complete a "short-form" merger (described under Item 8). If the Offer is completed, the Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, that Purchaser will be merged with and into the Company with the Company continuing as the surviving corporation (the "Surviving Corporation") and a wholly-owned subsidiary of Parent (the "Merger"). In the Merger, all remaining outstanding Shares, other than (a) the Shares owned by Parent and its affiliates and the Shares, if any, owned by the Company and any of its subsidiaries and (b) the Shares in respect of which appraisal rights have been perfected, will be cancelled and converted into the right to receive the same per Share consideration paid for Shares in the Offer.

        Follett has unconditionally guaranteed Parent and Purchaser's obligation to pay the Offer Price for all Shares that Purchaser is obligated to purchase pursuant to the Offer and the consideration for outstanding Shares in the Merger, subject to the satisfaction of the conditions contained in the Merger Agreement (the "Guarantee").

        The initial expiration date for the Offer is 12:00 Midnight (New York City time) on April 4, 2008, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law (the "Expiration Date"). Also, the Merger Agreement provides that if at any otherwise scheduled Expiration Date of the Offer, any condition to the Offer is not satisfied or waived, then Purchaser shall, at the request of the Company, extend the offer for one or more periods of not more than ten business days each until the earlier of the termination of the Merger Agreement or April 18, 2008 (Parent may, in its discretion, further extend the Offer, but in no event beyond May 30, 2008 without the Company's consent). During any extension of the Offer, if any, Shares not tendered and purchased in the Offer may be tendered to Purchaser for the same per Share consideration paid in the Offer.

        Additional information about the Offer can be found in Item 3 and Item 8 of this Statement and in the Offer to Purchase. A copy of the Merger Agreement is attached hereto as Exhibit (e)(1) and is incorporated herein by reference in its entirety.

        Parent formed Purchaser solely for purposes of the transactions contemplated by the Merger Agreement, including the Offer. According to the Offer to Purchase, the address of the principal executive office of Purchaser is 2233 West Street, River Grove, Illinois, 60171, and the telephone number is (708) 583-2000.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        Except as described or incorporated by reference below, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (1) its executive officers, directors or affiliates; or (2) Parent, Purchaser or their executive officers, directors or affiliates.

        Certain executive officers and directors of the Company have interests in the Offer and the Merger, which are described below and in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder (the "Information Statement") that is attached as Annex I to this Statement and incorporated herein by reference, and which may present them with certain potential conflicts of interest.

        In the case of each agreement discussed below or in the Information Statement to which the term "change in control" applies, the consummation of the Offer would constitute a change in control.

(a)   The Company's Executive Officers, Directors and Affiliates

        In considering the recommendation of the Company's Board of Directors (the "Board") to tender your Shares in the Offer or otherwise approve the Merger, stockholders should be aware that the Company's directors and executive officers may have agreements or arrangements that may provide them with interests that differ from, or are in addition to, those of other stockholders, as applicable. The Board was aware of these agreements and arrangements as they relate to the Company's directors and executive officers during its deliberations of the merits of the Merger Agreement and in determining the recommendation set forth in this Statement.

Cash Consideration for Shares and Options

        The Company's directors have agreed to tender their Shares, if any, in the Offer (see "Tender and Support Agreement" below), in which case, they would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of the Company. The Company's executive officers would also receive the same cash consideration per Share on the same terms and conditions as the other stockholders of the Company. Pursuant to the terms of the Company's stock options, upon a change-in-control, certain Company stock options will become fully vested and exercisable. Under the Merger Agreement, upon consummation of the Merger, any stock options outstanding (whether held by officers, directors or employees) will be cancelled. All of the Company's option awards have an exercise price that is less than the Offer Price; therefore, no outstanding stock options will be converted into the right to receive payment upon the consummation of the Merger, including all stock options held by directors and executive officers of the Company.

Tender and Support Agreement

        Three entities affiliated with the Mayfield Fund, Mayfield IX, L.P., Mayfield Associates Fund IV, L.P., The Book Trust (collectively, "Mayfield"), Bestinver Pensiones EGFP, S.A., Bestinver Gestion, S.A. SGIIC, and each of the current directors of the Company, James A. Craig, Robert M. Holster, John T. Kernan, Eric J. Kuhn and Allen L. Morgan, have entered into Tender and Voting Agreements with Parent, dated February 22, 2008 (collectively, the "Tender and Voting Agreements"). The Tender and Voting Agreements provide that each of Messrs. Craig, Holster, Kernan, Kuhn and Morgan and the stockholders named above (the "Supporting Stockholders") will tender, or cause to be tendered, all Shares, if any, that such Supporting Stockholder owns beneficially or of record no later than two business days prior to the initial expiration date of the Offer. The Supporting Stockholders also agreed, in their capacity as stockholders, to vote all Shares, if any, beneficially owned by them in favor of the Merger Agreement at any meeting of stockholders of the Company and generally to vote against any proposals that would reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the timely consummation of the Offer or the Merger. The Supporting Stockholders also have agreed to refrain from exercising their appraisal rights pursuant to Section 262 of the Delaware General Corporation Law (the "DGCL") (as applicable), or transferring their Shares or voting or other power over their Shares. The Tender and Voting Agreements do not restrict the Supporting Stockholders when acting solely in their capacity as directors or executive officers of the Company or in discharging their duties to the Company and its stockholders. The Tender and Voting Agreements terminate if the Merger Agreement is terminated, except that certain non-solicitation obligations applicable only to Mayfield survive such termination for four months.

        This description of the Tender and Voting Agreement is qualified in its entirety by reference to the agreements, copies of which are filed as Exhibits (e)(4) to (e)(7) to this Statement and are incorporated by reference herein.

Management Arrangements with the Company

  Eric J. Kuhn

        On August 24, 1999, the Company entered into an employment agreement with Mr. Eric J. Kuhn, then the President and Chief Executive Officer of the Company. The Company entered into an amendment to Mr. Kuhn's employment agreement on February 15, 2006, whereby Mr. Kuhn resigned as the President and Chief Executive Officer of the Company and agreed to serve instead as the Chairman of the Board. The Company entered into a second amendment to Mr. Kuhn's employment agreement on July 30, 2007, which reduced Mr. Kuhn's annual base salary from $250,000 to $15,000.

        Mr. Kuhn's employment may be terminated with or without cause by either Mr. Kuhn or the Company. If the Company terminates his employment with cause, or if he resigns without good reason, he is entitled to his base salary through the date of termination. If the Company terminates his employment without cause or if Mr. Kuhn resigns for good reason then (a) the Company will pay to Mr. Kuhn his base salary through the date of termination, (b) the Company will pay to Mr. Kuhn an amount equal to 12 months' base salary, payable in 12 monthly equal installments, and (c) Mr. Kuhn will be eligible to participate in all employee benefit plans and programs in which he was entitled to participate for 12 months.

        Pursuant to the amended agreement, if there is a change in control of the Company, and if at any time thereafter the employment of Mr. Kuhn is terminated without cause, or if Mr. Kuhn terminates his employment with good reason, then (a) Company will pay to Mr. Kuhn his base salary through the date of termination at the rate in effect at the time, (b) the Company will pay Mr. Kuhn a severance payment in an amount equal to 150% of his base salary as of termination, and (c) Mr. Kuhn will be eligible to participate in all employee benefit plans and programs in which he was entitled to participate for 18 months.

        It is anticipated that Mr. Kuhn's employment will be terminated upon consummation of the Offer without the payment of any severance.

  James M. Craig

        On May 16, 2006, the Company entered into an employment agreement with Mr. James M. Craig whereby Mr. Craig agreed to serve as the Company's Chief Financial Officer. The Company entered into an amendment to Mr. Craig's employment agreement on November 21, 2006 whereby Mr. Craig became interim Chief Executive Officer and interim President. On July 26, 2007, the Company entered into a second amendment to Mr. Craig's employment agreement whereby Mr. Craig agreed to serve as the Chief Executive Officer of the Company, and in exchange received an annual base salary of $250,000. Under the amended agreement, Mr. Craig is eligible for cash performance bonuses. The Board may grant options to purchase Shares to Mr. Craig based on his performance and the performance of the Company.

        If the Company terminates Mr. Craig's employment with cause, or if he resigns for any reason, including death or disability, he is entitled to his base salary through the date of termination and any accrued bonus. If the Company terminates his employment without cause, he is entitled to his base salary through the date of termination and any accrued bonus, and an amount equal to 12 months salary, subject to Mr. Craig's executing, and not revoking, a general release of all claims against the Company.

        The amended agreement further provides that the consummation of a change in control of the Company shall be deemed a termination of his employment by the Company without cause and would entitle Mr. Craig to receive severance benefits equal to 12 months salary. If Mr. Craig's employment with the Company is then terminated, he will not be entitled to any additional severance payments under the employment agreement.

        In connection with the transactions contemplated by the Merger Agreement and at the request of Parent, on February 22, 2008, the Compensation Committee of the Board approved employment agreements with Mr. Craig and John P. Griffin, the Company's Chief Accounting Officer and Vice President of Finance. The effectiveness of the employment agreements are subject to Purchaser purchasing the tendered Shares pursuant to the terms of the Offer (such date, the "Purchase Date"), and upon their effectiveness, they would supersede any prior agreements with the Company (except as described below).

        Pursuant to the February 22, 2008 employment agreement with Mr. Craig, Mr. Craig will be employed by the Company for three months after the Purchase Date and will be paid a base salary of $20,833 per month. In addition, the February 22, 2008 employment agreement does not affect the 12 months salary payable to Mr. Craig upon a change in control under his May 16, 2006 employment agreement, as amended.

  John P. Griffin

        Pursuant to the employment agreement with Mr. Griffin dated February 22, 2008, which is effective on the Purchase Date, Mr. Griffin will receive a base salary of $12,083 per month until December 31, 2008. Mr. Griffin will be eligible for a cash bonus on the Purchase Date of $12,083 and a cash bonus on January 1, 2009 of $72,500. If Mr. Griffin's employment is terminated by the Company for cause, because of his death or disability, or by him, then he is entitled to receive his base salary and accrued vacation through the date of termination. If his employment is terminated by the Company without cause prior to December 31, 2008, then he is entitled to receive (a) his base salary and accrued vacation through the date of termination, (b) six months salary, (c) continuation of his medical and dental benefits for up to six months and (d) all other benefits that have accrued to him as of the date of termination. Under the employment agreement, Mr. Griffin must execute, and not revoke, a general release of all claims against the Company, and any termination benefits are subject to Mr. Griffin continuing to abide by the non-competition and non-solicitation provisions of his employment agreement.

        This description of the employment agreements is qualified in its entirety by reference to the agreements, copies of which are filed as Exhibits (e)(8) to (e)(15) to this Statement and is incorporated by reference herein.

Indemnification and Insurance

        The Merger Agreement contains provisions relating to indemnification of and insurance for the Company's directors and officers. From and after the effective time of the Merger (the "Effective Time") and for six years thereafter, each of Parent and the Surviving Corporation agrees that it will indemnify and hold harmless each present director and officer of the Company and any subsidiary against any costs or expenses, judgments or liabilities incurred in connection with any claim or action arising out of matters existing or occurring at or prior to the Effective Time, whether asserted prior to or after the Effective Time, to the fullest extent that the Company would have been permitted under the DGCL and its certificate of incorporation or bylaws (in effect as of the date of the Merger Agreement) to indemnify such person (and Parent or the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable Law). The indemnification obligations of Parent and the Surviving Corporation shall be limited to (a) the amount of insurance proceeds actually received by Parent and the Surviving Corporation pursuant to the directors' and officer's liability insurance in place at such time and (b) any retention or similar deductible payable under the terms of such policy.

        Prior to the Effective Time, the Company shall and if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to obtain and fully pay for "tail" insurance policies with a claims period of at least six years from the Effective Time with respect to directors' and officers' liability insurance with benefits and levels of coverage at least as favorable as the Company's existing policies, with respect to matters existing or occurring at or prior to the Effective Time (including in connection with the Merger Agreement or the transactions or actions contemplated thereby). If the Company and the Surviving Corporation for any reason fail to obtain such "tail" insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six years from the Effective Time the policies in place as of the date of the Merger Agreement with benefits and levels of coverage at least as favorable as provided in the Company's existing policies, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use reasonable best efforts to purchase comparable policies for such 6-year period. In no event shall Parent or the Surviving Corporation be required to expend for such policies an annual premium amount in excess of 175% of the current annual premiums paid by the Company for such policies.

        If Parent or the Surviving Corporation or any of their respective successors or assigns (a) shall consolidate with or merge into any other entity or (b) shall transfer all or substantially all of its properties and assets, then proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth above.

        This description is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Statement and is incorporated by reference herein.

        On February 22, 2008, the directors and executive officers of the Company executed a Termination and Waiver Acknowledgement. In consideration of the covenants and agreements contained in the Merger Agreement, each director and executive officer terminated and waived any and all rights under any separate, pre-existing indemnification agreements with the Company. This waiver and termination will not effect the rights of the directors and executive officers of the Company under the certificate of incorporation or bylaws or other charter documents of the Company, the Merger Agreement, common law rights and any insurance policies.

        This description is qualified in its entirety by reference to the form of the Termination and Waiver Acknowledgement, which is filed as Exhibit (e)(16) to this Statement and is incorporated by reference herein.

(b)   Parent, Purchaser and their Executive Officers, Directors and Affiliates

The Merger Agreement

        The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase, which is filed as Exhibit (a)(1) to this Statement, is incorporated by reference herein. Such summary and descriptions are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Statement and is incorporated by reference herein.

Guarantee

        The summary of the Guarantee contained in Section 11 ("Other Agreements") of the Offer to Purchase, which is filed as Exhibit (a)(1) to this Statement, is incorporated by reference herein. Such summary and descriptions are qualified in their entirety by reference to the Guarantee, which is filed as Exhibit (e)(17) to this Statement and is incorporated by reference herein.

Loan Agreement

        The summary of the Loan Agreement contained in Section 11 ("Other Agreements") of the Offer to Purchase, which is filed as Exhibit (a)(1) to this Statement, is incorporated by reference herein. Such summary and descriptions are qualified in their entirety by reference to the Loan Agreement, which is filed as Exhibit (e)(3) to this Statement and is incorporated by reference herein.

Warrant

        The summary of the Warrant contained in Section 11 ("Other Agreements") of the Offer to Purchase, which is filed as Exhibit (a)(1) to this Statement, is incorporated by reference herein. Such summary and descriptions are qualified in their entirety by reference to the Warrant, which is filed as Exhibit (e)(2) to this Statement and is incorporated by reference herein.

Tender and Voting Agreement

        The summary of the Tender and Support Agreement contained in Item 3(a) of this Statement is incorporated by reference herein, and is qualified in its entirety by reference to the actual agreements, copies of which are filed as Exhibits (e)(4) to (e)(7) to this Statement.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

(a)   Recommendation

        After careful consideration by the Board, the Board unanimously adopted the Merger Agreement, including the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and unanimously determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable to the holders of the Shares and fair to and in the best interests of the Company and its stockholders. Accordingly, the Board unanimously recommends that stockholders tender their Shares in the Offer, and, if stockholder approval is required to approve the Merger under the Merger Agreement, approve the Merger Agreement and the Merger.

(b)   Background and Reasons for the Recommendation

Background of the Transaction

        In early 2006, our Company retained a new management team, including a new Chief Executive Officer, and attempted to execute a significant change in our business model involving the rapid roll-out of additional products and services to be sold into our customer base of secondary and higher education schools. Execution of this strategy included several acquisitions, the addition of new facilities and a rapid increase in our work force. These costs were incurred in advance of the realization of the projected revenue streams. Further, our operating income from our back to school season in the fall of 2006 was significantly below the results in 2005.

        In November and December 2006, our Board assessed the results of the back to school season and the new business initiatives. In connection with this assessment, we implemented a broad cost reduction plan, including lay-offs reducing our workforce by about 40%. All business activities unrelated to our historical textbook and uniform businesses were terminated resulting in the recognition of significant impairment charges and other costs. In addition, our Chief Executive Officer and many of the other recently hired executives left the Company. For the year ended December 31, 2006, we reported a loss from operations of $13.1 million and a net loss of $28.4 million.

        Also in December 2006, our Board determined that it would be appropriate to explore whether a sale of the Company could be completed. The Board had for some time been concerned that Varsity, as a very small corporation, was heavily burdened by the costs of being a publicly traded company and that it would be economically advantageous to be part of a larger enterprise. We amended our pre-existing engagement letter with the investment banking firm of Allen & Company LLC ("Allen & Company") to assist us in identifying and contacting potentially interested parties. Allen & Company was familiar with our business and had provided advice to us in the past in connection with the consideration of transactions that had not been completed. On one previous occasion, in 2003, this process had resulted in Allen & Company conducting a relatively wide solicitation of parties interested in a possible strategic transaction with Varsity (including Follett) without any such transaction being identified. At our direction Allen & Company contacted the parties believed to be interested in a possible transaction with Varsity, many of whom had previously been contacted regarding the same topic.

        As a result of the process conducted by Allen & Company, we entered into two confidentiality agreements. One agreement was with a party that did not pursue a transaction in any meaningful respect. The other party ("Party A"), a privately-held company also in the textbook business, conducted extensive due diligence and we held discussions with them regarding a possible merger resulting in a larger, publicly-held corporation. Negotiations terminated with Party A in July 2007 for a number of reasons, including an inability to raise sufficient capital to fund the working capital and other liquidity needs of the proposed combined entity.

        In March 2007, we entered into a Revolving Line of Credit Loan Agreement and Security Agreement with Bank of America, N.A. ("BOA") in which BOA agreed to lend us up to a maximum amount of $5 million to assist in funding our seasonal cash requirements. The facility was for a term expiring April 30, 2008 and was secured by substantially all of our assets.

        During the summer and early fall of 2007 we continued to seek a possible viable strategic partner while also focusing on the back to school book and uniform selling season. Revenue and other key operating metrics for the 2007 back to school season ultimately did not meet our expectations. For the quarter ended September 30, 2007, our revenues from book and uniform sales fell 17.1% compared to 2006. Also in connection with announcing our results for the quarter ended September 30, 2007, we disclosed in our Form 10-Q that:

          "We presently believe that our cash, cash equivalents and investments may not be sufficient to fund our operating needs until the 2008 back to school season. We are in discussions with BOA regarding expansion of and other changes to the credit facility, considering additional spending reductions and considering additional external financings to meet our liquidity needs. In order to meet our liquidity needs we will need to obtain capital from one of these sources."

        The closing price of our common stock fell from $0.62 per share on November 14, 2007, the last day before we reported earnings and filed our quarterly report on Form 10-Q for the quarter ended September 30, 2007, to $0.24 on November 20, 2007.

        In October 2007, we were contacted by a venture capital fund on behalf of a privately-held educational services company ("Party B") in which it had an investment regarding a possible business combination. The proposed transaction involved a reverse merger of Party B into Varsity with the surviving company being a public entity. We engaged in extensive due diligence with Party B and entered into a non-binding letter of intent and term sheet on November 27, 2007.

        Also during 2007, we sought a possible buyer for our Campus Outfitters uniform business as a possible source of liquidity for the Company. Management contacted all known operators of uniform sales businesses of any significant size as to their interest in acquiring Campus Outfitters. One existing industry participant ("Party C") expressed an interest in acquiring Campus Outfitters for a purchase price of $2.3 million as reflected in a non-binding letter of intent entered into on November 30, 2007. Party C conducted due diligence in December 2007 and on January 4, 2008 we sent to Party C a proposed definitive agreement for the transaction. As an alternative, our management also began to plan for a possible shut-down of Campus Outfitters if necessary. Complicating factors in any shut-down plan included the highly uncertain liquidation value of the school uniform garments held in inventory and very significant potential lease liabilities related to the facilities used in this business.

        Our Board held meetings on October 24, November 9 and November 14, 2007 for the purpose of, among other things, monitoring the Company's operating performance and liquidity status, as well as the status of negotiations with Party B regarding a transaction for the entire Company, and negotiations with Party C regarding a sale of Campus Outfitters.

        On November 27, 2007, we received a letter from The Nasdaq Capital Market indicating that for the last 30 consecutive business days, the bid price of our common stock had closed below the minimum $1.00 per share requirement for continued listing on The Nasdaq Capital Market and that we had as little as 180 days to achieve compliance or be subject to delisting.

        In December 2007, we terminated our engagement letter with Allen & Company in order to reduce transaction costs related to a sale.

        On December 12, 2007, our Board held an in-person meeting in New York. Also on December 12, 2007, the directors present met with representatives of Party B regarding the possible business combination of Party B and the Company. Also attending the meeting with Party B was an institutional stockholder of the Company that was being asked to provide potential financing for a transaction with Party B. During this meeting, Party B and the Company agreed to exchange additional information and that Party B would advise the Company definitively of its interest in a transaction in late December.

        During the Board meeting on December 12, 2007, the Board expressed its skepticism that Party B would move forward with a transaction or, if it desired to do so, that Party B had or could obtain the necessary financing. Accordingly, on December 12, 2007 the Board also carefully reviewed the Company's capital resources and directed that management prepare for further aggressive cost cutting reductions beyond those already implemented. Further, management was directed to continue to discuss with BOA the terms under which it would extend the Company's line of credit and to endeavor to complete a transaction involving Campus Outfitters. On behalf of the Board, Mr. Eric Kuhn, a member of our Board, requested that Allen & Company again contact a party that at times in the past had expressed an interest in acquiring the Company. We did not receive any indication of interest from that party.

        On December 17, 2007, Allen Morgan, a member of our Board, received a call from an investment banker expressing on behalf of Follett an interest in a possible transaction with us. Our prior contacts with Follett regarding a strategic transaction had been a meeting involving our management held in 2002 and the delivery of certain materials to Follett by Allen & Company in 2003. Mr. Morgan referred the investment banker to Mr. Kuhn, who was coordinating strategic discussions on behalf of the Board. Mr. Kuhn made contact with the investment banker on behalf of Varsity and expressed interest in a possible strategic transaction involving Follett. Mr. Kuhn also spoke with Jerry Hamilton, Executive Vice President, Strategy of Follett. A nondisclosure agreement was entered into among the parties on December 19, 2007 to facilitate the delivery of due diligence information to Follett. Commencing December 20, 2007, we began to provide due diligence information to Follett. Also as an element of these initial discussions, Mr. Kuhn advised Follett that any proposal would likely require a financing component for Varsity in light of our pressing off-season liquidity needs.

        On December 18, 2007, BOA orally expressed to our Chief Executive Officer and one of our directors concern about our financial position and that BOA was unlikely to commit to provide additional advances to finance our off-season liquidity needs.

        Our Board met on December 21 and December 28, 2007 to review the status of the pending transactions and plan for a further cut-back in operations if a transaction could not be arranged.

        On January 4, 2008, Party B advised us in writing that it did not intend to pursue a transaction with us.

        On January 7, 2008, a due diligence session was conducted at our headquarters in Virginia involving our senior management team, Mr. Kuhn, senior representatives of Follett and advisers to Follett.

        During December 2007 and January 2008, we had highly preliminary discussions with two parties other than Follett regarding a possible acquisition of Varsity. Neither of these discussions developed beyond the introductory stage.

        On January 14, 2008, Follett delivered to us a non-binding letter of intent which contemplated an acquisition of Varsity for $0.25 per Share in cash subject to a number of conditions, including completion of the sale of the Campus Outfitters prior to the closing of a transaction with Follett. Follett was aware of the discussions underway with Party C regarding Campus Outfitters. The letter of intent also contemplated Follett acquiring our line of credit with BOA and using that arrangement to provide advances to us while a transaction was pending. Mr. Kuhn had follow-up conversations with Follett regarding the terms reflected in their draft and our full Board met on January 17, 2008 to discuss the proposal. During that discussion, the Board was again updated on the status of the negotiations with Party C regarding a sale of Campus Outfitters, and advised that Party C had not responded to the draft agreement sent to them on January 4, 2008 and, despite oral assurances to the contrary, was not acting in a manner that suggested serious interest in completing the transaction. Accordingly, the Board concluded that to condition a sale to Follett on the transaction being proposed on the terms suggested by Party C or any similar terms was not prudent and that a Follett transaction should not be conditioned on such a transaction. The Board also provided its reaction to a number of other terms of Follett's proposal, and directed Mr. Kuhn on behalf of the Board to discuss those issues with Follett.

        Based on the comments of our Board to the initial letter of intent, Follett submitted a revised non-binding letter of intent on January 24, 2008. The most significant revision from the January 14 draft was a removal of the closing condition related to Campus Outfitters and a reduction in the purchase price to $0.20 per Share in cash. Follett explained that the price reduction was directly related to the failure to sell Campus Outfitters to Party C as described above.

        On or about January 25, 2008, Party C advised us that it did not intend to pursue a transaction with us regarding Campus Outfitters. In follow-up conversations, Party C indicated that it was no longer interested in a transaction at any price.

        Our Board met on January 25, 2008 to consider the revised Follett non-binding letter of intent. The Board had additional comments regarding a number of provisions, including closing conditions. The Board also discussed the availability of alternatives and the Company's liquidity position, concluding that it should move as promptly as practicable to complete a transaction with Follett in light of its rapidly deteriorating cash and liquidity position. The Board delegated to Mr. Kuhn authority to finalize the letter of intent subject to certain clarifications.

        The letter of intent was executed on January 28, 2008. In connection with the signing of the letter of intent, Follett sought and we consented to Follett contacting BOA to begin the process of discussing the possible sale of the BOA line of credit to Follett. On January 30, 2008, a group of Follett executives and representatives conducted a due diligence session at our Virginia headquarters and conducted site visits of some of our facilities.

        On February 6, 2008, counsel to Follett delivered to us and our counsel a first draft of a proposed Agreement and Plan of Merger, followed thereafter by drafts of other key documents, including the amended and restated loan agreement and warrant. In addition, Follett had previously provided a form of agreement that it sought from our directors and certain other parties agreeing generally to support the transactions contemplated by the Merger Agreement absent a termination of the Merger Agreement.

        The negotiations with Follett focused on the closing conditions to the transactions, the terms of the advance of funding and the circumstances under which the Merger Agreement could be terminated.

Among the closing conditions requested by Follett was that Campus Outfitters either be sold or liquidated in a manner that resulted in a cash cost to Follett not to exceed a stated amount.

        In late January, SchoolOne.com LLC ("SchoolOne") indicated its possible interest in the Campus Outfitters business. SchoolOne has been our supplier of technology services since 2006, and as such had some familiarity with Campus Outfitters. In addition, our payment obligations to SchoolOne were significantly in arrears. In light of Party C ceasing to be interested in Campus Outfitters, we commenced discussions with SchoolOne. A transaction with SchoolOne would not provide fresh cash, but merely relief from amounts otherwise due to SchoolOne.

        During the period that the Follett transaction was being negotiated, our Board was periodically advised by Mr. Kuhn and Mr. Craig of the progress of the transaction and the status of the negotiation of the documents among counsel.

        Our Board met on Thursday, February 21, 2008 with our counsel to consider the status of the proposed transaction and related documentation. As an element of that meeting, the Board was updated regarding the liquidity position of the Company. Consistent with prior forecasts, the forecast indicated that the Company would be in a very precarious cash position by the end of February. Counsel next briefed the Board on their fiduciary duties and described in detail the status of the transaction negotiations. Several open issues were identified. An element of this conversation was the status of Campus Outfitters and the SchoolOne negotiations. Management again reviewed with the Board the liquidation scenarios regarding Campus Outfitters which continued to involve large uncertainties due to the highly uncertain liquidation value of the school uniform garments held in inventory and very significant potential lease liabilities related to the facilities used in that business. Management indicated that absent a transaction with SchoolOne there would be some risk that Campus Outfitters could not be liquidated within the financial constraints insisted on by Follett, even after that provision had been modified by Follett in the course of the negotiations.

        At the February 21 meeting, our Board approved the Follett transaction in principle, but directed management and counsel to resolve the open issues and present a definitive transaction as soon as possible for final Board action.

        Our Board met again on Friday, February 22, 2008, and was presented with transaction terms which reflected the resolution of the open issues that had been pending on February 21, 2008. At that meeting our Board approved the Follett transaction. The underlying agreements were executed and delivered by the parties later in the evening of February 22, 2008.

        On Monday, February 25, 2008, before the opening of trading on Nasdaq, we and Follett disseminated a joint press release announcing the signing of the Merger Agreement and describing the terms of the Merger Agreement and related transactions.

        During the week of February 25, 2008, with the consent of Follett, we continued negotiations with SchoolOne regarding a transaction with Campus Outfitters. On February 27, 2008, our Board met to consider a definitive agreement to sell Campus Outfitters to SchoolOne. The sale of Campus Outfitters to SchoolOne was not conditioned upon the completion of the Follett acquisition, but would remove the financial position of Campus Outfitters from being a closing condition to the Follett transaction. Our Board approved the sale to SchoolOne and that transaction was announced and closed on February 27, 2008.

Reasons for the Recommendation

        In reaching its determination to approve the Merger Agreement and recommend that the Company's stockholders accept the Offer and tender their Shares in the Offer, our Board considered numerous factors in consultation with its outside legal counsel and the Company's senior management, including the following material factors and benefits of the Offer, each of which the Board believed supported its determination:

  •
  the Company's current process, which began in late 2006, to find a buyer of the Company or its business with the assistance of an investment banking firm through an approach to numerous potential buyers, which resulted in negotiations with several parties regarding a possible transaction for some or all of the Company, but with the only firm offer being that received from Follett and reflected in the Merger Agreement;

  •
  the risk of not completing a transaction, which we believe would almost certainly have led to a need for the Company to commence a liquidation under distressed circumstances, seek bankruptcy protection, or both, in the very near future due to the near exhaustion of our cash resources and liquidity;

  •
  our recent financial performance, including a net loss of $28.4 million in 2006, $2.9 million for the nine months ended September 30, 2007 and an additional loss in the fourth quarter of 2007 which, combined with our inadequate cash resources, was beginning to cause customers to lose confidence in our Company;

  •
  the current and historical market prices of the Shares, and the fact that $0.20 was a significant premium to recent trading prices (the closing price of the Shares on February 22, 2008, the last trading day before the Merger Agreement was announced, was $0.16 per Share);

  •
  the compliance costs for a public company and the substantial burden of such costs on a Company with revenue under $50 million;

  •
  that the transaction is structured as a cash tender offer, which can be completed, and cash consideration paid to our stockholders, on a rapid timetable compared to any other transaction;

  •
  the likelihood that the Offer and Merger will be completed given Parent's and Purchaser's capital resources, the fact that Parent and Purchaser's obligations under the Offer are not subject to any financing conditions, and the significant time and financial resources Parent and its affiliate, Follett, have already committed to the Offer and the Merger;

  •
  the provisions in the Merger Agreement that provide for the ability of the Board (subject to related terms and conditions) to respond to an unsolicited acquisition proposal that the Board determines in its good faith judgment is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal, and, if consummated, would reasonably be expected to result in a transaction more favorable to the Company's stockholders from a financial point of view than the transactions we have entered into with Follett;

  •
  the fees payable by the Company to Parent in the event the Company terminates the Merger Agreement in favor of a superior offer of $100,000, plus the reimbursement of Parent's actual expenses, which were not viewed by the Board as preventing a third-party buyer making a competing offer for the Company, and were deemed reasonable in light of the transaction size and the extensive due diligence conducted by Parent;

  •
  Parent and Purchaser's agreement under the Merger Agreement to extend the Offer, at the Company's request, beyond the initial expiration date of the Offer to provide for successive periods of up to ten business days each (until at least the thirtieth business day after the commencement of the Offer); and

  •
  the fact that the stockholders who do not tender their Shares pursuant to the Offer will have the right to dissent from the Merger (if the Merger occurs) and to demand appraisal of the fair value of their Shares under the applicable provisions of Delaware law, whether or not a stockholder vote is required to approve the Merger.

        The Board also considered a variety of risks and other potentially negative factors concerning the Merger Agreement and the Offer, including the following:

  •
  the risk that Parent may terminate the Merger Agreement and not complete the Offer in certain circumstances, including if there is a Material Adverse Effect, as defined by the Merger Agreement, that develops with the Company's business, results of operations or financial condition, and under other specified conditions provided for in the Merger Agreement;

  •
  the risk that the Minimum Condition, which would permit Parent to effectuate a short-form merger under Delaware law, is not satisfied and that Parent either abandons its efforts to acquire the Company or opts to purchase a majority of the Shares and holds a stockholder meeting to approve the Merger process, which would greatly extend the time period over which the acquisition would take place;

  •
  the all cash offer for the Shares which prevents existing stockholders from participating in any future earnings or growth of the Company and benefiting from any appreciation in the value of the Company;

  •
  that under the Merger Agreement, the Company has agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that the Company will not take a number of actions relating to the conduct of its business without the prior consent of Parent;

  •
  the risk that Parent accepts a majority of the Shares in the Offer but is unable for any reason to effectuate the Merger, thereby leaving the remaining Company stockholders as minority stockholders;

  •
  that in approving the transaction, our Board determined that it would not be a prudent expenditure of funds to seek or obtain a third party fairness opinion of the consideration being paid because, among other things, Follett made clear that any further expenditure on transaction expenses would result in a further reduction in the purchase price and that such an expenditure would not be a reasonable use of stockholder funds in light of the critical financial position of the Company and the lack of alternatives after an extensive search conducted for over a year; and

  •
  the all-cash consideration in the transaction would be taxable to the Company's stockholders that are U.S. persons for U.S. federal income tax purposes.

        After careful consideration by the Board, the Board unanimously adopted and declared advisable the Merger Agreement, including the Offer, the Merger and the other transactions contemplated thereby, and unanimously determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable to the holders of the Shares and fair to and in the best interests of the Company and its stockholders. Accordingly, the Board unanimously recommends that stockholders tender their Shares in the Offer, and, if stockholder approval is required to approve the Merger under the Merger Agreement, approve the Merger Agreement and the Merger.

(c)   Intent to Tender

        To the Company's knowledge, all of the Company's directors, executive officers and certain of the Company's stockholders, as described in Item 3(a) above, intend to tender in the Offer all Shares of record or beneficially owned by such persons or entities. All directors and such stockholders have entered into the Tender and Voting Agreement, described under Item 3(a) above.

ITEM 5.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

        Our Board of Directors retained Allen & Company as its exclusive financial advisor in connection with the consideration of a possible sale transaction under an engagement letter originally executed on February 10, 2005 and subsequently amended. We terminated the agreement in December 2007 for a fixed fee obligation, except with respect to one potential acquiror (which was not Follett). Under the terms of the termination of the engagement letter, we will be obligated to pay Allen & Company $150,000 upon the closing of the Offer or, if earlier, October 2008.

        Purchaser retained Georgeson Inc. to assist it in connection with the communications with stockholders with respect to the Offer, to monitor trading activity in the Shares and to identify investors holding noteworthy positions in street name. Purchaser has agreed to pay customary compensation for such services and reimburse Georgeson Inc. for its out-of-pocket expenses in connection with the engagement.

        Except as otherwise noted in Item 5, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Merger Agreement, except that solicitations or recommendations may be made by directors, officers or employees of the Company, for which no additional compensation will be paid.

ITEM 6.    INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

        During the past 60 days, no transactions in the Company's Shares have been effected by the Company or, to its knowledge, by any of its directors, executive officers, affiliates or subsidiaries.

ITEM 7.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        Except as set forth in this Statement, the Company is not undertaking or engaged in negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company's securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) a material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Except as set forth in this Statement or the Offer to Purchase, there are no transactions, Board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding sentence.

ITEM 8.    ADDITIONAL INFORMATION

(a)   Section 14(f) Information Statement

        The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Parent and Purchaser, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Company's Board of Directors other than at a meeting of the Company's stockholders.

(b)   Stockholder Approval

        The Company has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by the Company and the consummation by the Company of the transactions contemplated by the Merger Agreement have been duly and validly authorized by the Company's Board, and no other corporate proceedings on the part of the Company are necessary to authorize the Merger Agreement or to consummate the transactions so contemplated, other than, with respect to the Merger, the approval of the Merger Agreement by the holders of at least a majority of the outstanding

Shares prior to the consummation of the Merger (unless the Merger is consummated pursuant to the short-form merger provisions). According to the Company's certificate of incorporation, the Shares are the only securities of the Company outstanding, which entitle the holders thereof to voting rights. If following the purchase of Shares by Purchaser pursuant to the Offer, Purchaser and its affiliates own more than a majority of the outstanding Shares, Purchaser will be able to effect the Merger without the affirmative vote of any other stockholder of the Company, and upon the terms and subject to the conditions set forth in the Merger Agreement, will be obligated to do so.

(c)   Short-Form Merger

        The DGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise Purchaser acquires at least 90% of the Shares, Parent would be obligated in the Merger Agreement (subject to the conditions to its obligations to effect the Merger contained in the Merger Agreement), to effect the Merger without prior notice to, or any action by, any other stockholder of the Company if permitted to do so under the DGCL. Even if Parent and Purchaser do not own 90% of the outstanding Shares following consummation of the Offer, Parent and Purchaser could seek to purchase additional Shares from the Company in order to reach the 90% threshold and effect a short-form merger. The consideration paid per Share for any Shares acquired from the Company would be equal to that paid in the Offer.

(d)   Top-Up Option

        Under the Merger Agreement, the Company has granted Purchaser an irrevocable option (the "Top-Up Option") to purchase up to that number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned directly or indirectly by Parent or Purchaser at the time of exercise of the Top-Up Option, constitutes at least 90% of the number of Shares that will be outstanding immediately after the exercise of the Top-Up Option (the "Top-Up Option Shares"), provided that the Top-Up Option shall not be exercisable for a number of Shares in excess of the Company's then authorized but unissued Shares. Purchaser is required to exercise the Top-Up Option so long as the exercise of the Top-Up Option would, after the issuance of Shares thereunder, be sufficient to allow Parent to effect a short-form merger under the DGCL. The purchase price for the Top-Up Option Shares shall be equal to the Offer Price, which price will be payable, at the option of the Purchaser, in cash or the delivery of a full-recourse junior unsecured subordinated promissory note bearing interest at the rate of 6% per annum, compounding annually. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting the Merger to occur pursuant to Section 253 of the DGCL without the approval of the Merger by the Company's stockholders.

        The summary of the Top-Up Option is contained in Section 11 of the Offer to Purchase. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

(e)   Delaware Anti-Takeover Law

        Section 203 of the DGCL ("Section 203") prevents certain "business combinations" with an "interested stockholder" (generally, any person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the company approved either the business combination or the transaction in which the interested stockholder became such. The Company's Board approved for purposes of Section 203 the Merger Agreement and the consummation of the transactions contemplated thereby and has taken all appropriate action so that Section 203, with respect to the Company, will not be applicable to Parent and Purchaser by virtue of such actions.

(f)    Appraisal Rights

        No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, persons who are then stockholders of the Company will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash of the fair value of, their Shares. Such rights, if the statutory procedures were complied with, will lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting stockholders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the Merger and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share to be paid in the Merger.

        In addition, several decisions by Delaware courts have held that, in certain instances, a controlling stockholder of a company involved in a merger has a fiduciary duty to the other stockholders to ensure that the merger is fair to such other stockholders. In determining whether a merger is fair to minority stockholders, the Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there were fair dealings among the parties. Although the remedies of rescission or other damages are possible in an action challenging a merger as a breach of fiduciary duty, decisions of the Delaware courts have indicated that in most cases the remedy available in a merger that is found not to be "fair" to minority stockholders is a damages remedy based on essentially the same principles as an appraisal unless the controlling stockholder used coercion or fraud to induce the merger.

        The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is consummated. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto. Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights.

(g)   Disposition of Assets

        The Company announced on February 27, 2008 that it had sold its subsidiary, Campus Outfitters Group, LLC, a retailer of private elementary, middle and high school uniforms, to SchoolOne.com, LLC ("SchoolOne") which provides IT services solutions to K-12 schools. In acquiring Campus Outfitters, SchoolOne paid the Company $700,000 in the form of a release of debt obligations owed by the Company to SchoolOne and also assumed approximately $600,000 in current liabilities and approximately $2,000,000 in real estate lease obligations related to the business. This transaction will not change any of the terms of the Offer, including the price to be paid for the Shares, but does remove the financial condition of Campus Outfitters from being a condition to the Offer.

(h)   Certain Preliminary Financial Information

        In connection with the due diligence review of the Company by Parent, we provided to Parent certain preliminary, internal, unaudited draft financial information as of and for the year ended December 31, 2007, including:

  •
  preliminary unaudited consolidated balance sheets as of December 31, 2007 (which showed as of December 31, 2007: cash of $0, total current assets of $11.4 million, total assets of $15.0 million, total current liabilities of $7.8 million and total liabilities of $8.1 million);

  •
  preliminary unaudited statements of income of the Company and its consolidated subsidiaries for the fiscal year ended December 31, 2007 (which showed for the year ended December 31, 2007: net sales of $44.4 million, gross margin of $13.4 million, total operating expenses of $21.1 million, operating loss of $7.6 million and net loss of $7.8 million); and

  •
  preliminary unaudited statements of cash flows of the Company and its consolidated subsidiaries for the fiscal year ended December 31, 2007 (which showed for the year ended December 31, 2007: cash used in operating activities of $2.1 million, proceeds from investing activities of $3.6 million and cash used in financing activities of $1.9 million, for a net decrease in cash of $0.4 million).

        The preliminary, internal unaudited financial statements from which the above data were derived were not prepared with a view towards public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants. The summary of these preliminary, internal, unaudited financial statements is not being included in this Statement to influence your decision whether to tender your shares in the Offer, but solely because these preliminary, internal, unaudited financial statements were made available by the Company to Parent. Our independent auditors did not review, audit or otherwise conduct any procedures on this data or the underlying financial statements. There can be no assurance that this information will be consistent with final audited information, which may vary materially from the information above.

        In addition to the general disclaimers and qualifications specified above, stockholders are specifically cautioned that the preliminary, internal, unaudited financial statement data summarized above assumes that we are a going concern for financial statement purposes. Accordingly, the data carries all of our assets, including those related to our former Campus Outfitters business, at the historical cost basis for financial reporting purposes. Historical cost is, with respect to the Campus Outfitters assets, materially in excess of the amount received by us for those assets in the SchoolOne sale described under "—Disposition of Assets".

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This Statement contains forward-looking statements with respect to the Company's financial condition, results of operations, plans, objectives, intentions, future performance and business and other statements that are not statements of historical facts, as well as certain information relating to the Merger, including, without limitation:

  •
  statements about the benefits of the proposed Merger involving the Company and Purchaser;

  •
  the financial information set forth in Item 8 "Additional Information";

  •
  statements with respect to the Company's plans, objectives, expectations and intentions and other statements that are not historical facts; and

  •
  other statements identified by words such as "will," "would," "likely," "thinks," "may," "believes," "expects," "anticipates," "estimates," "intends," "plans," "targets," "projects" and similar expressions.

        These forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

  •
  the Company's inability to satisfy the conditions to the Offer or the conditions to the Merger and the costs and consequences of failing to meet these conditions; and

  •
  the effect of the pending Merger with Purchaser on the Company's business and its relationship with customers, distributors, employees and suppliers.

        Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports the Company has filed with the SEC. The inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that its objectives will be achieved.

        Forward-looking statements speak only as of the date of this Statement or the date of any document incorporated by reference in this Statement. All subsequent written and oral forward-looking statements concerning the Offer or the Merger or other matters addressed in this Statement and attributable to the Company or any person acting on the Company's behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Moreover, although the Company believes the expectations reflected in the forward-looking statements are based upon reasonable assumptions, the Company gives no assurance that it will attain these expectations or that any deviations will not be material. The Company undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 9.    EXHIBITS

Exhibit No.	Description
(a)(1)	Offer to Purchase, dated March 7, 2008 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of VGI Acquisition Corp. and VGI Holdings Corp. (File No. 005-60967) filed with the SEC on March 7, 2008).
(a)(2)
Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of VGI Acquisition Corp. and VGI Holdings Corp. (File No. 005-60967) filed with the SEC on March 7, 2008).
(a)(3)
Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO of VGI Acquisition Corp. and VGI Holdings Corp. (File No. 005-60967) filed with the SEC on March 7, 2008).
(a)(4)
Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO of VGI Acquisition Corp. and VGI Holdings Corp. (File No. 005-60967) filed with the SEC on March 7, 2008).
(a)(5)
Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO of VGI Acquisition Corp. and VGI Holdings Corp. (File No. 005-60967) filed with the SEC on March 7, 2008).
(a)(6)
Guidelines for Certifications of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO of VGI Acquisition Corp. and VGI Holdings Corp. (File No. 005-60967) filed with the SEC on March 7, 2008).
(a)(7)
Press Release issued jointly by Varsity Group Inc. and Follett Corporation on February 25, 2008; letter to key customers of Varsity Group Inc.; letter to publisher suppliers of Varsity Group Inc. (incorporated by reference to the Company's pre-commencement Schedule 14D-9 (File No. 005-60967) filed with the SEC on February 25, 2008).
(a)(8)
Press Release issued jointly by Varsity Group, Inc. and SchoolOne.com, LLC on February 27, 2008 (incorporated by reference to the Company's pre-commencement Schedule 14D-9 (File No. 005-60967) filed with the SEC on February 28, 2008).
(a)(9)	Letter to stockholders of the Company dated March 7, 2008 (filed herewith).
(e)(1)
Agreement and Plan of Merger, dated as of February 22, 2008, by and among VGI Holdings Corp., VGI Acquisition Corp. and Varsity Group Inc. (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K (File No. 000-28977) filed with the SEC on February 29, 2008).
(e)(2)
Warrant, dated February 22, 2008, issued by Varsity Group Inc. in favor of VGI Financial Corp. (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K (File No. 000-28977) filed with the SEC on February 29, 2008).
(e)(3)
Amended and Restated Revolving Line of Credit Loan Agreement and Security Agreement, dated February 22, 2008, by and among VGI Financial Corp., Varsity Group Inc. and certain wholly-owned subsidiaries of Varsity Group Inc. (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 000-28977) filed with the SEC on February 29, 2008).

(e)(4)
Form of Tender and Voting Agreement, dated as of February 22, 2008, by and between VGI Holdings Corp. and each of the three entities affiliated with the Mayfield Fund: Mayfield IX, L.P., Mayfield Associates Fund IV, L.P. and The Book Trust (incorporated by reference to Exhibit (d)(8) to the Schedule TO of VGI Acquisition Corp. and VGI Holdings Corp. (File No. 005-60967) filed with the SEC on March 7, 2008).
(e)(5)
Tender and Voting Agreement, dated as of February 22, 2008, by and between VGI Holdings Corp. and Bestinver Gestion, S.A. SGIIC (incorporated by reference to Exhibit (d)(9) to the Schedule TO of VGI Acquisition Corp. and VGI Holdings Corp. (File No. 005-60967) filed with the SEC on March 7, 2008).
(e)(6)
Tender and Voting Agreement, dated as of February 22, 2008, by and between VGI Holdings Corp. and Bestinver Pensiones EGFP, S.A. (incorporated by reference to Exhibit (d)(10) to the Schedule TO of VGI Acquisition Corp. and VGI Holdings Corp. (File No. 005-60967) filed with the SEC on March 7, 2008).
(e)(7)
Form of Tender and Voting Agreement, dated as of February 22, 2008, by and between VGI Holdings Corp. and each of the current directors of the Company: James M. Craig, Robert M. Holster, John T. Kernan, Eric J. Kuhn and Allen L. Morgan (incorporated by reference to Exhibit (d)(11) to the Schedule TO of VGI Acquisition Corp. and VGI Holdings Corp. (File No. 005-60967) filed with the SEC on March 7, 2008).
(e)(8)
Agreement, dated August 24, 1999, between Varsitybooks.com Inc. and Eric J. Kuhn. (incorporated by reference to Exhibit 10.7 to the Form S-1 of Varsitybooks.com Inc. (File No. 333-89049) filed with the SEC on November 8, 1999).
(e)(9)
Amendment letter, dated February 15, 2006, from Varsity Group Inc. to Eric J. Kuhn (incorporated by reference to Exhibit 10.3 to the Form 8-K of Varsity Group Inc. (File No. 000-28977) filed with the SEC on February 21, 2006).
(e)(10)
Amendment letter, dated July 30, 2007, from Varsity Group Inc. to Eric J. Kuhn (incorporated by reference to Exhibit 10.2 to the Form 8-K of Varsity Group Inc. (File No. 000-28977) filed with the SEC on July 31, 2007).
(e)(11)
Employment Offer, dated May 16, 2006, between Varsity Group, Inc. and James M. Craig (incorporated by reference to Exhibit 10.2 to the Form 8-K of Varsity Group Inc. (File No. 000-28977) filed with the SEC on November 22, 2006).
(e)(12)
Letter amendment, dated November 21, 2006, between Varsity Group, Inc. and James M. Craig (incorporated by reference to Exhibit 10.3 to the Form 8-K of Varsity Group Inc. (File No. 000-28977) filed with the SEC on November 22, 2006).
(e)(13)
Letter amendment, dated July 26, 2007, between Varsity Group, Inc. and James M. Craig (incorporated by reference to Exhibit 10.1 to the Form 8-K of Varsity Group Inc. (File No. 000-28977) filed with the SEC on July 31, 2007).
(e)(14)
Employment Agreement, dated February 22, 2008, between Varsity Group, Inc. and James M. Craig (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K (File No. 000-8977) filed with the SEC on February 29, 2008).
(e)(15)
Employment Agreement, dated February 22, 2008, between Varsity Group, Inc. and John P. Griffin (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K (File No. 000-8977) filed with the SEC on February 29, 2008).
(e)(16)	Form of Termination and Waiver Acknowledgement, dated February 22, 2008, from each director and executive officer of Varsity Group Inc. (filed herewith).

(e)(17)
Guarantee, dated February 22, 2008, from Follett Corporation (incorporated by reference to Exhibit (d)(7) to the Schedule TO of VGI Acquisition Corp. and VGI Holdings Corp. (File No. 005-60967) filed with the SEC on March 7, 2008).
(g)	Not applicable.
Annex I	Information statement pursuant to Section 14(f) of the Securities and Exchange Act of 1934 and Rule 14f-1 thereunder.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VARSITY GROUP INC.
	By:	/s/ JAMES M. CRAIG
	Name:	James M. Craig
	Title:	Chief Executive Officer, President and Chief Financial Officer
Date: March 7, 2008

ANNEX I

Varsity Group Inc.
2677 Prosperity Avenue, Suite 250
Fairfax, Virginia 22031
Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 thereunder

        This Information Statement is being mailed on or about March 7 2007 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of shares of common stock, $0.0001 par value (the "Shares"), of Varsity Group Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible appointment of persons designated by VGI Acquisition Corp., a Delaware corporation ("Purchaser"), to the board of directors of the Company (the "Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of February 22, 2008 (the "Merger Agreement"), by and among VGI Holdings Corp., a Delaware corporation ("Parent"), Purchaser, a wholly owned direct subsidiary of Parent, and the Company.

        This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. This Information Statement supplements certain information in the Solicitation / Recommendation Statement filed on Schedule 14D-9 to which this Information Statement is attached as Annex I. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. THE COMPANY IS NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND IT A PROXY.

        Pursuant to the Merger Agreement, on March 7, 2008, Purchaser commenced a cash tender offer to purchase all outstanding Shares at a price of $0.20 per Share, net to the holder thereof in cash, without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of March 7, 2008 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission (the "SEC") on March 7, 2008. The Offer is scheduled to expire at 12:00 Midnight (New York City time) on April 4, 2008, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law.

        Following the successful completion of the Offer, upon approval by a stockholder vote, if required, Purchaser will be merged with and into the Company (the "Merger"). The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement is attached as Annex I, which was filed by the Company with the SEC on March 7, 2008 and which is being mailed to stockholders of the Company along with this Information Statement.

        The information contained in this Information Statement concerning Parent, Purchaser and the Purchaser Designees (as defined below) has been furnished to the Company by either Parent or Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

General

        The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each Share entitles its record holder

ANNEX I-1

to one vote on all matters submitted to a vote of the Company's stockholders. As of March 5, 2008, there were 18,960,655 Shares issued and outstanding.

Purchaser Designees

        The Merger Agreement provides that, effective upon the acceptance for payment of the Shares pursuant to the Offer (such date, the "Purchase Date") which represent at least such number of Shares as shall satisfy the Minimum Condition, Purchaser will be entitled to elect or designate such number of directors (the "Purchaser Designees"), rounded up to the next whole number, on the Board as is equal to the product of (i) the total number of directors on the Board (giving effect to the directors elected or designated by Purchaser pursuant to the Merger Agreement) and (ii) the percentage that the aggregate number of Shares beneficially owned by Purchaser and its affiliates bears to the total number of Shares then outstanding. The Company shall use its best efforts to take all action necessary to cause the Purchaser Designees to be elected or appointed to the Board, including increasing the number of directors, or seeking and accepting resignations of incumbent directors. The Company shall also cause the Purchaser Designees to constitute the same percentage (rounded up to the next whole number) of each committee of the Board as such directors represent on the Board, to the extent permitted by applicable law or the rules of the Nasdaq Global Market. The Company's obligations to appoint Purchaser Designees to the Board are subject to Section 14(f) of the Exchange Act and Rule 14f-1 under the Exchange Act.

        Notwithstanding the foregoing, the Merger Agreement provides that in the event the Purchaser Designees are elected or appointed to the Board, until the Effective Time, the Company and Parent shall use reasonable best efforts to cause the members of the Board on the date of the Merger Agreement (the "Existing Directors") to remain as directors of the Board and as members of the audit committee of the Board (complying with all requirements of securities laws and the Nasdaq Global Market). The Merger Agreement also provides that after the Purchaser Designees are elected or appointed to the Board and prior to the Effective Time, the affirmative vote of a majority of the Existing Directors shall be required (i) for the Company to amend or terminate the Merger Agreement, (ii) to exercise or waive any of the Company's rights or remedies under the Merger Agreement and the Guarantee from Follett Corporation, (iii) extend the time for performance of Parent's or Purchaser's obligations under the Merger Agreement and those under the Guarantee, or (iv) take any other action by the Company in connection with the Merger Agreement and the transactions contemplated thereunder, including with respect to the Guarantee, required to be taken by the Board. Prior to the Effective Time, the Existing Directors are entitled to retain one firm of legal counsel at the Company's expense if determined by the Existing Directors as appropriate for fulfilling their obligations under the Merger Agreement, and shall have the authority to institute and maintain any action on behalf of the Company to enforce the performance of the Merger Agreement after the Purchase Date and prior to the Effective Time.

        Purchaser has informed the Company that it will choose the Purchaser Designees from the list of persons set forth in the following table. The following table, prepared from information furnished to the Company by Purchaser, sets forth, with respect to each individual who may be designated by Purchaser as an Purchaser Designee, the name and age of the individual as of March 7, 2008, present principal occupation and employment history during the past five years. Purchaser has informed the Company that each such individual is a U.S. citizen and has consented to act as a director of the Company, if so appointed or elected. If necessary, Purchaser may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1 under the Exchange Act. Unless otherwise

ANNEX I-2

indicated below, the business address of each such person is c/o Follett Corporation, 2233 West Street, River Grove, Illinois, 60171.

Name	Age	Positions
Jay E. Almond	53	Senior Vice President and Chief Financial Officer of Follett Higher Education Group, from November 2005 to present. Vice President and Corporate Controller of Ross Stores, Inc., from September 2000 to 2005.
Jerry J. Hamilton	48	Executive Vice President of Strategy and Business Development—Follett Corporation, from 2003 to present.
David Hainline	53
		Senior Vice President—Business Development of Follett Higher Education Group, from June 2004 to present. President—CBC Merchandising of Canadian Broadcasting Corporation (CBC), from September 2002 to June 2004.
Fred Weber	59	Senior Vice President of Follett Higher Education Group, from 2005 to present. Regional Vice President of Devry University, from 2001 to 2005.
Thomas A. Christopher	60	President of Follett Higher Education Group, from 2002 to present.
Audrey M. Southard	44	Senior Vice President—Human Resources of Follett Higher Education Group from 1999 to present.

        To our knowledge, none of the Purchaser Designees is a director of, or holds any position with, the Company. Parent has advised the Company that to the best knowledge of Parent, except as disclosed in the Offer to Purchase, none of the Purchaser Designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Parent has advised the Company that to the best knowledge of Parent, none of the Purchaser Designees has any family relationship with any director, executive officer or key employees of the Company.

Security Ownership of Directors, Named Executive Officers, And Certain Other Beneficial Owners

        The following table sets forth information regarding beneficial ownership of our common stock as of March 5, 2008, by:

  •
  each person, or group of affiliated persons, who we know beneficially owns more than 5% in the aggregate of the outstanding shares of our common stock;

  •
  each of our executive officers named in the Summary Compensation Table;

  •
  each of our directors; and

  •
  all directors and executive officers as a group.

        Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power for the shares. Shares of Common Stock subject to options currently exercisable or exercisable within 60 days of March 5, 2008 are deemed outstanding for computing the percentage ownership of the person holding the options, but are not deemed outstanding for computing the percentage ownership of any other person. As of March 5, 2008, 18,960,655 shares of common stock were outstanding. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting power and

ANNEX I-3

investment power with respect to all shares of common stock. As indicated, in certain instances this disclosure is provided solely by reference to public reports.

	Shares of Common Stock Beneficially Owned
Name of Beneficial Owner
	Number	Percentage
VGI Financial Corp.(1)	18,775,930	49.8%
Special Situations Funds III and affiliated funds(2)	2,108,400	11.1%
Bestinver Gestion, S.A. SGIIC(3)	1,936,079	10.2%
Allen L. Morgan(4)	1,929,971	10.1%
HummingBird Management, LLC and affiliated funds(5)	1,460,368	7.7%
Mayfield Fund(6)	1,459,301	7.7%
The Carlyle Group(7)	1,252,628	6.6%
Thomas Berlin(8)	925,096	4.9%
Eric J. Kuhn(9)	750,000	3.8%
James M. Craig(9)	189,374	1.0%
John T. Kernan(10)	160,000	0.8%
John P. Griffin(11)	91,770	0.5%
Robert M. Holster(9)	91,666	0.5%
Directors and executive officers as a group (six persons)(12)	3,212,781	15.8%

(1)
Based solely on the Schedule 13D filed March 3, 2008 showing beneficial ownership as of March 3, 2008. VGI Financial Corp. is a wholly-owned subsidiary of Follett, and Follett has sole voting and investment power with respect to the securities held by VGI Financial Corp. The 18,775,930 shares are subject to a warrant dated February 22, 2008 issued to VGI Financial Corp. which is exercisable at any time. The number of Shares subject to the warrant is equal to (a) the amount of the advances under the Amended and Restated Revolving Line of Credit Loan Agreement and Security Agreement, dated February 22, 2008, with VGI Financial Corp., divided by (b) the exercise price of $0.20 per Share, subject to anti-dilution and other adjustments set forth in the warrant. As of March 3, 2008, advances under the loan agreement were approximately $3.775 million. The summary of the warrant and the loan agreement contained in Section 11 ("Other Agreements") of the Offer to Purchase, which is filed as Exhibit (a)(1) to the Schedule 14D-9, is incorporated by reference herein.

(2)
Based solely on Schedule 13G filed July 10, 2007 showing ownership as of June 30, 2007. Special Situations Fund III and affiliated funds includes 1,552,854 shares held by Special Situations Fund III QP, L.P., 416,594 shares held by Special Situations Cayman Fund, L.P., and 138,952 shares held by Special Situations Fund III, L.P. Austin W. Marxe and David M. Greenhouse are controlling principals of AWM Investment Company, Inc., the general partner of and investment advisor to Special Situations Cayman Fund, L.P., general partner of Special Situations Fund III QP, L.P., and general partner and investment advisor to Special Situations Fund III, L.P. Through their control of AWM Investment Company, Inc., Messrs. Marxe and Greenhouse share voting and investment power with respect to the shares shown in the table. The principal business address for Marxe and Greenhouse is 527 Madison Avenue, Suite 2600, New York, NY 10022.

(3)
Based solely on Schedule 13G filed January 31, 2008 showing ownership as of January 25, 2008. The principal business address for Bestinver Gestion, S.A. SGIIC is Calle Juan de Mena, No. 8, Madrid, Spain 28014.

(4)
Includes 1,229,967 shares held by Mayfield IX, L.P., 64,736 shares held by Mayfield Associates Fund IV, L.P., 164,598 shares held by The Book Trust, a revocable trust, and 470,670 shares held directly by Mr. Morgan which include 230,000 shares subject to options exercisable within 60 days of March 5, 2008. Except for those shares identified above as held by Mr. Morgan, Mr. Morgan

ANNEX I-4

  disclaims beneficial ownership of all other shares except to the extent of any pecuniary interest therein.

(5)
Based solely on Schedule 13D filed February 29, 2008 showing ownership as of February 27, 2008. HummingBird Management, LLC ("HummingBird") and affiliated funds include 1,460,368 shares held by HummingBird Value Fund, L.P. ("HVF"). HummingBird is the investment manager of HVF. Mr. Paul Sonkin is the managing member and control person of HummingBird and also of HummingBird Capital. HummingBird, HVF, and Mr. Sonkin are the general partners of HVF. Both HummingBird and Mr. Sonkin disclaim any beneficial ownership of the shares held by HVF. The principal business address for HummingBird is 460 Park Avenue, 12th Floor, New York, New York 10022.

(6)
Mayfield Fund includes 1,229,967 shares held by Mayfield IX, L.P., 64,736 shares held by Mayfield Associates Fund IV, L.P. and 164,598 shares held by The Book Trust, a revocable trust. Mayfield IX Management LLC is the general partner of Mayfield IX, L.P. and Mayfield Associates Fund IV, L.P., both of which are Delaware limited partnerships. Mr. Morgan, one of our directors, is a non-managing member of Mayfield IX Management LLC. He has no management authority with respect to Mayfield IX Management LLC and disclaims beneficial ownership of all shares held directly by Mayfield IX Management LLC, Mayfield IX, L.P., and Mayfield Associates Fund IV, L.P. except to the extent of any pecuniary interest therein. Mayfield Fund's address is 2800 Sand Hill Road, Menlo Park, California 94025.

(7)
Based solely on Schedule 13G filed February 14, 2008. The Carlyle Group includes 244,133 shares held by Carlyle Venture Partners, L.P., 50,983 shares held by C/S Venture Investors, L.P., 38,030 shares held by Carlyle Venture Coinvestment L.L.C. and 32,374 shares held by Carlyle U.S. Venture Partners, L.P., as well as 887,108 shares currently outstanding held by B&T Enterprises, L.L.C., a limited liability company. TC Group, L.L.C., an affiliate of The Carlyle Group, is the manager of B&T Enterprises, L.L.C. and has sole control over the voting and disposition of the shares held by B&T Enterprises, L.L.C. TC Group, L.L.C. disclaims beneficial ownership of any of the shares held by B&T Enterprises, L.L.C. TCG Ventures, Ltd, an affiliate of The Carlyle Group, is the general partner of both Carlyle Venture Partners, L.P. and C/S Venture Investors, L.P. TCG Ventures, L.L.C., an affiliate of The Carlyle Group, is the general partner of both Carlyle Venture Coinvestment L.L.C. and Carlyle U.S. Venture Partners, L.P. The Carlyle Group's address is 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004.

(8)
Based on Schedule 13-D/A filed on January 22, 2008 showing ownership as of December 31, 2007. Includes shares held by Mr. Berlin in his capacity as the managing member of the General Partner of Berlin Capital Growth, L.P. and for the account of Berlin Capital Growth, L.P. and in his capacity as the managing member of certain privately managed accounts. Mr. Berlin has voting and investment power with respect to the shares shown in the table. Mr. Berlin's address is Berlin Financial, Ltd., 1325 Carnegie Avenue, Cleveland, OH 44115.

(9)
All shares are subject to options exercisable within 60 days of March 5, 2008.

(10)
Includes 80,000 shares subject to options exercisable within 60 days of March 5, 2008.

(11)
Includes 86,770 shares subject to options exercisable within 60 days of March 5, 2008.

(12)
Includes 1,427,810 shares subject to options exercisable within 60 days of March 5, 2008.

ANNEX I-5

Company Board

        Set forth below is information with respect to our current directors:

Name	Age	Position
Term Expiring in 2008
Eric J. Kuhn	37	Chairman of the Board
Terms Expiring in 2009
James M. Craig	51	Director
Robert M. Holster(2)(3)	61	Director
Terms Expiring in 2010
John T. Kernan(1)(2)	62	Director
Allen L. Morgan(1)(2)(3)	55	Director

(1)
Member of the compensation and stock option committee.

(2)
Member of the audit committee.

(3)
Member of the nominating and corporate governance committee.

        The principal occupations and positions for at least the past five years of the directors named above are as follows:

        Eric J. Kuhn co-founded Varsity Group Inc. in 1997 and has served as our Chairman of the Board since our inception. He also served as our Chief Executive Officer and President from June 1999 until February 2006. From August 1997 to April 1998, Mr. Kuhn practiced law at Greenberg Traurig Hoffman Lippoff Rosen and Quentel P.A. in Miami, Florida, and from September 1996 to July 1997, practiced law at Kaye Scholer LLP in New York, New York. Mr. Kuhn received a B.A. with honors from Haverford College in 1993 and a J.D. with honors from The George Washington University Law School in 1996.

        James M. Craig has served as the Company's Chief Executive Officer, President and Chief Financial Officer since July 2007. Mr. Craig joined Varsity Group as Chief Financial Officer in May 2006 and has served as the Company's interim Chief Executive Office and President since November 21, 2006. From 2002 to 2006, Mr. Craig was CFO of Installs Inc., a leading consumer electronics in-home services provider. From 2001 to 2002, Mr. Craig was CFO of Starband Communications, a satellite-based internet access provider which, during this time period, filed for bankruptcy under Chapter 11 of the Bankruptcy Code. From 1999 to 2001, Mr. Craig was CFO of Pathnet, Inc. a convergent telecommunications provider which, during this time period, filed for bankruptcy under Chapter 11 of the Bankruptcy Code. Prior to this, Mr. Craig held other senior financial and business development positions with early and mid-stage firms in the telecommunications industry, including MCI and Omnipoint. Mr. Craig received a B.S. from the State University of New York at Buffalo in 1979, an M.B.A. from the Kellogg School of Management Northwestern University in 1984 and is a Certified Public Accountant.

        Robert M. Holster has served as a Director since September 2004. Mr. Holster was appointed Chairman of HMS Holdings Corp. (NASDAQ: HMSY) in April 2006 and has served as its Chief Executive Officer since May 2005 and also served as President and Chief Operating Officer of HMSY from April 2001 until May 2005. HMSY provides cost containment and reporting services for government healthcare programs. Prior to joining HMSY, Mr. Holster was President and Chief Executive Officer of HHL Financial Services Inc., a healthcare accounts receivable management company. Previously, Mr. Holster served in a number of executive positions including Chief Financial Officer of Macmillan, Inc. and Controller of Pfizer Laboratories, a division of Pfizer, Inc. He is a board

ANNEX I-6

member of Hi-Tech Pharmacal, Inc. (NASDAQ: HITK) and HMSY. Mr. Holster holds a B.S. from the University of Connecticut and an M.B.A. from Columbia University.

        John T. Kernan has served as a Director since March 2002. Mr. Kernan is the co-founder of Brickfish, an online marketing platform that leverages the power of User Generated Content and social media to connect brands with consumers. Prior to founding Brickfish, Mr. Kernan served as Chairman and Chief Executive Officer of Lightspan Inc, a leading provider of curriculum-based educational software and Internet products and services used both in school and at home, from September 1993 until November 2003. Prior to co-founding Lightspan, Mr. Kernan served as Chairman and Chief Executive Officer of Jostens Learning Corporation, an educational software company. Mr. Kernan holds a B.S. from Loyola College.

        Allen L. Morgan has served as a Director since February 1999. Since January 1999, Mr. Morgan has been a General Partner or Managing Director of Mayfield Fund, a venture capital fund. From May 1997 to December 1998, Mr. Morgan was a partner in the corporate department of Latham & Watkins LLP in Menlo Park, California. From November 1982 to May 1997, Mr. Morgan was an associate and a partner in the corporate department of Wilson, Sonsini, Goodrich & Rosati P.C. in Palo Alto, California. He received an A.B. (summa cum laude, Phi Beta Kappa) from Dartmouth College in 1976, a B.A. and M.A. from Oxford University in 1978 and 1983, respectively, and a J.D. from the University of Virginia in 1981.

Board of Directors and Committees of the Board

        Independence of the Board of Directors.    After review of all relevant transactions and relationships between each director, or certain of his family members, and the Company, its senior management and its independent registered public accounting firm, the Board has affirmatively determined that Mr. Kernan, Mr. Morgan and Mr. Holster are independent directors within the meaning of Section 4200(a)(15) of the Nasdaq listing standards. In addition, for purposes of Audit Committee membership, our Board has determined that Mr. Kernan and Mr. Holster are independent directors as required by Section 4350(d)(2) of the Nasdaq listing standards. The Company's securities are currently listed on the NASDAQ Stock Market, and, pursuant to applicable SEC rules, we have used the Nasdaq listing standards in determining the independence of our directors.

        The Company's Board of Directors met 12 times during 2007. All directors attended more than 75% of the total number of meetings of the Board during 2007, except for Mr. William J. Pade, who resigned from the Board in October 2007. Each of the Company's directors attended at least 75% of the meetings of each of the committees on which they served during 2007, except for Mr. Pade, and Mr. Morgan, who was appointed to the Audit Committee on November 14, 2007.

        The Board currently has a standing Audit Committee, a standing Compensation and Stock Option Committee and a standing Nominating and Corporate Governance committee. Below is a description of each committee of the Board of Directors. The charter of each committee can be found at our corporate website located at http://www.varsitygroup.com.

        Audit Committee.    The Audit Committee, consisting of Mr. Holster, Mr. Kernan and Mr. Morgan, assists the Board of Directors in fulfilling its responsibility to oversee management's conduct of the review of the Company's financial reporting process, including the selection of the Company's independent registered public accounting firm, fees to be paid to our independent registered public accounting firm and the review of the financial reports and other financial information provided by the Company to any governmental or regulatory body, the public or other users thereof, the Company's systems of internal accounting and financial controls, the annual independent audit of the Company's financial statements and the Company's legal compliance and ethics programs as established by management and the Board. The Audit Committee held six meetings during the Company's 2007 fiscal year.

ANNEX I-7

        The Board has determined that each member of the Audit Committee is independent as defined by Nasdaq and the applicable SEC rules and that Mr. Holster qualifies as an "audit committee financial expert" as defined by the SEC's rules.

        Compensation and Stock Option Committee.    The Compensation and Stock Option Committee determines the salaries and benefits for our employees, consultants, directors and other individuals compensated by the Company. In addition, the Compensation and Stock Option Committee administers our stock option plan. The Compensation and Stock Option Committee consists of Mr. Morgan and Mr. Kernan. The Compensation and Stock Option Committee held one meeting during the Company's 2007 fiscal year.

        Nominating and Corporate Governance Committee.    The Nominating and Corporate Governance Committee, consisting of Mr. Morgan and Mr. Holster, oversees the director nomination process and the Company's corporate governance functions. Each member is independent as defined by applicable Nasdaq rules. The Nominating and Corporate Governance Committee has the primary responsibility for identifying, reviewing and evaluating candidates to serve as directors of the Company, consistent with criteria approved by the Board. The Nominating and Corporate Governance Committee recommends to the Board candidates for election to the Board of Directors, makes recommendations to the Board regarding the membership of the committees of the Board, and assesses the independence of directors. The Nominating and Corporate Governance Committee held no meetings during the Company's 2007 fiscal year.

        The Board has established guidelines for evaluating nominees for director, which include: (i) a review of the background and skills of the candidate, it being in the best interests of the Company to have a Board of Directors comprised of outstanding individuals with diverse backgrounds and expertise; (ii) a review of the other directorships and commitments of the individual to make certain that he or she will have adequate time to devote to the affairs of the Company; and (iii) the Committee shall consider the importance of having at least one independent director with significant experience and expertise in related industries and at least one independent director with significant experience and expertise in finance, and such other attributes as shall be relevant in constituting a Board that also satisfies the requirements imposed by the SEC and applicable listing exchanges. The Board may modify these guidelines from time to time and will consider other factors as appropriate.

        The Nominating and Corporate Governance Committee will seek nominees through a variety of sources, including suggestions by directors and management, business contacts of Committee members and other directors, and such other sources, as the Nominating and Corporate Governance Committee believes appropriate. The Nominating and Corporate Governance Committee may also retain a search firm if such Committee believes that to be appropriate. The Nominating and Corporate Governance Committee will consider the general guidelines summarized above, the current composition of the Board, which areas of qualification and expertise would best enhance the composition of the Board, the experience, expertise and other qualifications of candidates, the number of other commitments of candidates, whether the candidate would qualify as independent under applicable rules, and such other considerations as the Committee believes to be appropriate. The Nominating and Corporate Governance Committee has the flexibility to determine the most appropriate interviewing and referencing process. The Nominating and Corporate Governance Committee recommends nominees to the independent members of the Board. A majority of the independent members of the Board select the nominees. These nominations are then submitted for ratification by the full Board.

        The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders. To date, the Nominating and Corporate Governance Committee has not received any director nominee from stockholders, other than from stockholders who are directors. The Nominating and Corporate Governance Committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether or not the

ANNEX I-8

candidate was recommended by a stockholder. The Nominating and Corporate Governance Committee will also evaluate whether candidates suggested by stockholders are identified with any particular issue to such an extent that their ability to effectively represent all of the stockholders on a broad variety of issues might be compromised. Stockholders who wish to recommend individuals for consideration by the Committee to become nominees for election to the Board may do so by delivering a written recommendation to the Corporate Secretary at the Company's principal executive office at least six months before the next annual meeting. Submissions must include the candidate's name, contact information and biographical information; a description of any relationships between the stockholder making the suggestion and the candidate; any information that would be required to be disclosed about the candidate in the proxy statement if the candidate is nominated by the Board; the candidate's consent to a background review by the Nominating and Corporate Governance Committee and to being included in the proxy statement if nominated; and the name and contact information of the stockholders suggesting the nominee, and the number of shares of the Company's stock held by those stockholders.

Stockholder Communication with the Board of Directors

        The Company has adopted a formal process by which stockholders may communicate with the Board or any director. Any such communications should be mailed care of our Corporate Secretary to our executive offices at 2677 Prosperity Avenue, Suite 250, Fairfax, VA 22031. Additional information regarding stockholder communications is available on our website at http://www.varsitygroup.com.

Code of Ethics

        The Company has adopted a code of business conduct ethics, which apply to all officers, directors and employees. The policies are available on our website at http://www.varsitygroup.com. If the Company makes any substantive amendments to these policies or grants any waiver from the policies to any executive officer or director, we will disclose the nature of the amendment or waiver on our website.

Annual Meeting Attendance

        The policy of the Board of Directors is that all directors attend the annual meeting of stockholders, absent compelling circumstances that prevent attendance. Two directors could not attend the 2007 annual meeting of stockholders due to circumstances out of their control.

Director Compensation

        Except for reimbursement for reasonable travel expenses relating to attendance at board meetings and the granting of stock options, directors are not compensated for their services as directors. Our directors receive option grants under our Second Amended and Restated 1998 Stock Option Plan. The following table sets forth information with respect to compensation earned by our directors for the year ended December 31, 2007:

Name	Option Awards ($)(1)(2)	Total ($)
Robert M. Holster(3)	109,500	109,500
John T. Kernan(4)	—	—
Allen L. Morgan	—	—
William Pade(5)	91,250	91,250

(1)
The amounts in these columns reflect the unaudited dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007, in accordance with Statement of Financial Accounting Standards, or SFAS 123R, "Share-Based Payment," and

ANNEX I-9

  represent amounts expensed with respect to awards granted prior to 2007. The amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The assumptions used in the calculation of these unaudited amounts are consistent with those included in Note 13, "Stock-Based Compensation" to the Company's audited financial statements for the fiscal year ended December 31, 2006, included in the Company's 2006 Annual Report on Form 10-K.

(2)
The number of outstanding equity awards as of December 31, 2007 is as follows:

Name	Number of Securities Underlying Unexercised Stock Options (#)
Robert M. Holster	150,000
John T. Kernan	80,000
Allen L. Morgan	230,000
(3)
On October 16, 2007, Mr. Holster voluntarily forfeited vested options to purchase 166,667 shares of the Company's common stock to allow additional option grants to employees.

(4)
On October 16, 2007, Mr. Kernan voluntarily forfeited vested options to purchase 150,000 shares of the Company's common stock to allow additional option grants to employees.

(5)
Mr. Pade resigned from the Board on October 25, 2007. Amounts for Mr. Pade reflect the unaudited dollar amount recognized for financial reporting purposes for the fiscal year ended December 31, 2007, in accordance with SFAS 123R, up until his date of resignation.

Transactions with Related Persons

        In connection with the review and approval or ratification, if appropriate, of any related party transaction, the Audit Committee will consider whether the transaction will compromise the Company's professional standards included in its code of ethics. In the case of any related person transaction involving an outside director or nominee for director, the Audit Committee will also consider whether the transaction will compromise the director's status as an independent director as prescribed in the Nasdaq listing standards. All related person transactions are required to be disclosed in the Company's applicable filings under the Securities Act of 1933, as amended, or the Exchange Act and related rules.

        Except as set forth herein, in 2007, excluding arrangements related to compensation for services rendered to the Company as an officer or director, the Company was not a participant in any transaction or series of transactions or business relationship in which the amount involved exceeded $120,000 and in which any of its officers, directors or stockholders who own more than 5% of the Company's Common Stock had or will have a direct or indirect material interest, nor is there currently proposed any such transaction or series of transactions or business relationship.

        For a description of employment agreements entered into by the executive officers in connection with the Merger Agreement and the transactions contemplated thereunder, please see "Employment Agreements" below.

Section 16(a) Beneficial Ownership Reporting Compliance

        To the Company's knowledge, during the 2007 fiscal year all executive officers and directors filed the necessary ownership statements consistent with the requirements listed in Section 16 of the Securities Exchange Act of 1934.

ANNEX I-10

Certain Information with Respect to Executive Officers

        Set forth below is information with respect to our current executive officers:

Name	Age	Position
James M. Craig(1)	51	Chief Executive Officer, President and Chief Financial Officer
John P. Griffin(2)	38	Chief Accounting Officer and Vice President of Finance
Eric J. Kuhn	37	Chairman of the Board of Directors

(1)
Mr. Craig commenced employment with the Company on May 16, 2006 when he was appointed Chief Financial Officer. Mr. Craig became the Interim Chief Executive Officer, President and Chief Financial Officer in November 2006 and has served as the Chief Executive Officer, President and Chief Financial Officer of the Company since July 2007.

(2)
Mr. Griffin was appointed Chief Accounting Officer and Vice President of Finance of the Company in July 2007. He was previously the Controller.

        John P. Griffin, has served as our Chief Accounting Officer and Vice President of Finance since July 2007, and he was previously our Controller since February 2004. Prior to Mr. Griffin's role at the Company, he held senior financial positions at other publicly traded firms, including Manugistics, Inc., a supply chain software company, from 2001 to 2004. Prior to this, Mr. Griffin held other senior financial positions with publicly traded firms, including Hagler Bailly, Inc. and BTG, Inc. He has BS from Providence College and an MBA from American University.

Compensation Discussion and Analysis

Overview of Objectives of Compensation Program

        Our compensation program is designed to attract, retain, motivate and reward talented employees who can help contribute to our long-term financial performance and build value for our stockholders. The Compensation Committee of our Board of Directors is responsible for overseeing our compensation program, including compensation awarded to those officers who have been designated as our Named Executive Officers (as defined below) for calendar year 2007.

        In overseeing this program and determining the relevant amounts, combination and type of compensation to be awarded to our executives, the Compensation Committee considers the following principles:

  •
  Compensation Should Reflect an Individual's Responsibility and Specific Contributions.  The amount and type of compensation awarded to our executive officers should reflect their individual job responsibilities, the expectations placed upon them by our Board of Directors, Compensation Committee and Chief Executive Officer and their previous and expected future contributions to the Company.

  •
  Compensation Should Reflect Company Performance.  A substantial portion of total compensation received by our executive officers should be directly tied to and contingent upon the performance of the Company as a whole.

  •
  Compensation Should Focus our Executives on Long-Term Financial Performance.  A substantial portion of total compensation should be delivered in the form of vesting equity awards in order to align the long-term interests of our executive officers with those of our stockholders.

  •
  Compensation Should Be Competitive in the Marketplace.  In order to help us attract and retain talented executives, the amount and type of compensation that we provide needs to be

ANNEX I-11

    competitive when compared to that provided by other peer companies with whom we compete for talent.

  •
  Compensation Should Be Fair.  Individual compensation levels should reflect differences in job responsibilities, geographies and marketplace considerations, and the overall structure and components of our compensation program should be broadly similar and equitable across all executives with similar responsibilities and expectations.

  •
  Perquisites and Personal Benefits Should be Limited in Amount.  Any perquisites and other personal benefits should be modest in amount and limited in nature to those that help assist our executive officers in effectively carrying out their responsibilities.

  •
  Compensation Should Be Cost Effective.  The compensation we provide should be cost-effective and structured, to the extent possible, to maximize favorable tax and accounting benefits for the Company.

Methodology for Determining Compensation

        The Compensation Committee approves the compensation to be awarded to all of our executive officers. The Compensation Committee consists entirely of independent directors who have significant industry and operational experience with respect to executive compensation matters. The duties and responsibilities of our Compensation Committee are set forth in a written charter, which has been approved by our Board of Directors.

  Principal Elements of Compensation

        Under the direction of our Compensation Committee, we provide the following principal elements of compensation to our executive officers, which we collectively refer to as "direct compensation":

  •
  Base salary—We provide a fixed base salary to our executive officers to compensate them for services provided to the Company during the fiscal year;

  •
  Cash incentive awards—We provide cash incentive awards to our executive officers which vary in amount depending upon the achievement of certain predetermined goals and objectives for the fiscal year; and

  •
  Equity incentive awards—We provide equity incentive awards to our executive officers comprised of stock options that are intended to reward them for prior and future performance, as well as to motivate them to stay with the Company and build stockholder value.

        In addition to these elements of direct compensation, we provide our executive officers with other benefits generally available to all eligible employees, such as participation in our health and retirement plans. We also provide or reimburse costs associated with certain limited perquisites and personal benefits and provide our executive officers with certain change-in-control benefits.

  Considerations in Determining Direct Compensation

        Our Compensation Committee reviews and approves the amounts of direct compensation to be provided to our executive officers for each fiscal year. The Committee determines (i) the amount of base salary to be provided, (ii) the target and maximum amount of the cash incentive awards that may be earned and the performance goals and criteria upon which the amounts of the awards will be determined and (iii) the amount of equity incentive awards. At the end of each fiscal year, the Committee approves the payment of cash incentive awards depending upon the achievement of the predetermined performance goals and criteria and other factors deemed relevant by it.

ANNEX I-12

        As part of its methodology in determining the relevant amounts of direct compensation to be awarded to our executive officers, our Compensation Committee generally considers the following:

  •
  Individual Performance.  Our Compensation Committee considers individual performance during the prior fiscal year. In addition, the Committee considers whether the executive officer has achieved certain pre-determined objectives applicable to his or her organization, his or her individual contributions to the Company and other leadership accomplishments. The Committee also considers the Chief Executive Officer's general contributions to the Company's performance and other leadership accomplishments.

  •
  Company Performance.  The Committee considers the performance of the Company, including any corporate or operational units under an executive's management. In particular, Company performance determines the amount of any cash incentive awards to be paid at the end of the fiscal year, as such amounts are principally determined based upon the Company's achievement of financial and operational objectives set at the beginning of the fiscal year. In addition, Company performance may also be considered by the Committee in determining the amounts of base salary or equity compensation awards that an executive will receive.

  Objectives of Direct Compensation

        The base salary and cash and equity incentive awards described above comprise the principal forms of compensation we provide to our executive officers. Our Compensation Committee has determined that designing our compensation program in this way furthers the compensation principles outlined above and helps fulfill our objectives to attract, retain, motivate and reward talented employees who can help contribute to our long-term financial performance and build value for our stockholders.

Direct Compensation for 2007

        The following section discusses the elements of direct compensation provided to our Named Executive Officers in 2007, which were approved by our Compensation Committee and our Board. Our Named Executive Officers for calendar year 2007 consisted of the following persons:

  •
  James M. Craig, Chief Executive Officer, President and Chief Financial Officer as of July 2007, previously the Interim President and Chief Executive Officer, and Chief Financial Officer;

  •
  John P. Griffin, Chief Accounting Officer and Vice President of Finance as of July 2007, previously Controller; and

  •
  Eric J. Kuhn, Chairman of the Board of Directors.

        The various amounts of direct compensation provided to our Named Executive Officers for calendar year 2007 are set forth in more detail in the tables in this information statement under the caption "Executive Compensation."

  Base Salary

        We provided our executive officers with a base salary to compensate them for services provided to the Company during the year, which represented the fixed element of direct compensation for calendar year 2007.

        In July 2007, Mr. Craig's salary was increased from $225,000 to $250,000 based on his transition from Interim Chief Executive Officer, President and Chief Financial Officer to Chief Executive Officer, President and Chief Financial Officer, and his contributions to the Company.

ANNEX I-13

        In July 2007, Mr. Griffin's salary was increased from $140,000 to $145,000 in connection with his promotion to Chief Accounting Officer and Vice President of Finance, and his contributions to the Company.

        In July 2007, Mr. Kuhn's salary was voluntarily reduced from $250,000 to $15,000 as his responsibilities were reduced in connection with Mr. Craig's transition to permanent Chief Executive Officer, President and Chief Financial Officer.

        The Committee determined that 2007 base salaries for our executive officers would remain unchanged in 2008 based on its desire to conserve cash for operations.

Cash Incentive Awards

        We provided cash incentive awards to certain of our executive officers in fiscal 2007, the amounts of which depended upon the achievement of specific financial and individual performance goals approved by the Compensation Committee. For our Named Executive Officers, the target and the retention bonus amounts for the 2007 cash incentive awards were as follows:

	2007 Cash Incentive Awards
Named Executive Officer	Target Bonus	Target Bonus Paid	Retention Bonus	Retention Bonus Paid
James M. Craig	$75,000	—	$75,000	$75,000
John P. Griffin	$29,000	—	$25,000	$25,000
  •
  Target Bonus.  The Compensation Committee set the target amount of the cash incentive award for Mr. Craig at 30% of base salary of $250,000 and Mr. Griffin at 20% of base salary of $145,000. In approving these targets, the Compensation Committee intended that a substantial portion of an executive's cash compensation for the fiscal year would therefore be "at risk" and dependent on performance during the fiscal year and that the "at risk" portion correlate to the level of responsibility for the executive within the organization. The actual amount of the bonus was structured to range from 0 to 100% of the target amount, based upon the extent to which performance under each of the criteria was met, exceeded or was below target.

  •
  Performance Goals.  In general, Company financial goals established by the Committee are based upon the stated financial objectives of the Company. The actual amount of the cash incentive award to be paid at the end of fiscal year 2007 for Mr. Craig was to be determined based upon the achievement of financial goals for the Company relating to earnings before interest, tax, depreciation, amortization and SFAS 123R expenses, and also the sale of the Campus Outfitters business in 2007. Mr. Griffin's cash incentive award would be paid based on the achievement of financial goals for the Company relating to earnings before interest, tax, depreciation, amortization and SFAS 123R expenses. The financial goals have been set at a level intended to require substantial effort to achieve.

  •
  Retention Bonus.  In order to encourage the retention of the executives, the Compensation Committee approved retention bonus amounts of $75,000 and $25,000 for Mr. Craig and Mr. Griffin, respectively, if they remain employed with the Company through December 31, 2007.

  •
  Determination of Bonus Award Amounts.  The retention bonuses were paid to our executives. However, the Compensation Committee and the Board determined that no bonus would be paid to Company employees in 2007, aside from earned commission to the sales team, due to the Company's need to conserve cash.

ANNEX I-14

  Equity Incentive Awards

        We provided long-term equity incentive awards to our executive officers comprised of stock options.

        The Compensation Committee grants equity incentive awards to focus our executives on long-term financial performance and increased stockholder value and to motivate the executives to remain with us through the vesting periods for these awards. The amounts of these awards are determined based on an executive's position and responsibilities and our Compensation Committee's past experience.

  Stock and Option Grant Practices

        Our Compensation Committee is responsible for the administration and operation of our stock option and incentive plans. The following description sets forth those processes and practices that have been adopted in the administration of these plans.

  •
  Timing of Grants.  The Committee grants equity incentive awards upon the commencement of employment of our Named Executive Officer or when it determines a grant is necessary for retention purposes.

  •
  Approval of Grants.  All stock and option awards to be made to our directors and executive officers must be approved by the Compensation Committee.

  •
  Determination of Grant Value or Exercise Price.  The value of any stock grant, as well as the exercise price of any option grant, is determined by reference to the fair market value of the shares, defined as the closing price of our common stock on the day of the grant.

        In July 2007, the Compensation Committee granted options to purchase 450,000 shares of Company common stock and 125,000 shares of Company common stock to Mr. Craig and Mr. Griffin, respectively, to promote retention of these executives and in connection with their promotions. These options vest in 48 equal monthly installments measured from the date of grant. In order to further align the incentives of these executives with the interest of our stockholders, the vesting of the options fully accelerates on July 25, 2009 if the Company meets fiscal year 2008 financial objectives related to earnings before interest, tax, depreciation, amortization and SFAS 123R expenses. The number of shares subject to each option was determined by our Compensation Committee based on the relative responsibilities of Mr. Craig and Mr. Griffin within our Company.

  Other Benefits Provided in 2007

        In addition to the elements of direct compensation described above, we also provide our executive officers with the following benefits:

  Health and Welfare Benefits

        Our executive officers are entitled to participate in all health and welfare plans that we generally offer to all of our eligible employees, which provide medical, dental, health, group term life insurance and disability benefits. We believe that these health and welfare benefits are reasonable in scope and amount and are typically offered by other companies against which we compete for executive talent.

  Retirement Benefits

        Our executive officers are entitled to participate in our 401(k) plan that is generally available to all eligible employees. The Compensation Committee believes that the 401(k) plan permits our executives to save for their retirement in a tax-effective manner at minimal cost to us.

ANNEX I-15

  Perquisites and Personal Benefits

        We do not provide substantial perquisites and personal benefits to our executive officers that are not otherwise available to other employees.

  Potential Change in Control Benefits

        We have entered into severance arrangements with our Named Executive Officers that would provide them with certain payments and benefits in the event that their employment were to be involuntarily terminated or following a change of control of the Company. We believe that these agreements provide an important benefit to the Company by helping alleviate any concern the executives might have during a potential change in control of the Company and permitting them to focus their attention on completing a pending transaction resulting in a change of control. In addition, we believe that these agreements are an important recruiting and retention tool, as many of the companies with which we compete for talent have similar arrangements in place for their senior management.

        Pursuant to Mr. Craig's employment agreement last amended on July 26, 2007, following a change in control of the Company, Mr. Craig is entitled to receive twelve months of his base salary, or $250,000. Once this amount has been paid to Mr. Craig, he is no longer entitled to any severance benefit under his employment agreement with the Company. The severance payments due to Mr. Craig upon a change in control will not be affected by the new employment agreement he entered into in connection with the Merger Agreement (which is effective upon the Purchase Date).

        In connection with the employment agreement entered into in connection with the Merger Agreement (which is effective upon the Purchase Date), if Mr. Griffin's employment is terminated by the Company without cause prior to December 31, 2008, then he is entitled to receive as severance (a) six months salary and (b) continuation of his medical and dental benefits for up to six months.

        Pursuant to Mr. Kuhn's employment agreement last amended on July 30, 2007, if there is a change in control of the Company, and if at anytime thereafter the employment of Mr. Kuhn is terminated without cause, or if Mr. Kuhn terminates his employment with good reason, the Company will make a severance payment to Mr. Kuhn in an amount equal to 150% of his base salary as of termination, and Mr. Kuhn will be eligible to participate in all employee benefit plans and programs in which he was entitled to participate immediately prior to his termination for 18 months.

        In addition to the benefits provided by the severance agreements, the terms of our stock option agreements entered into with our Named Executive Officers provide for accelerated vesting upon the occurrence of a change in control. At the time of this filing, upon a change in control, options to purchase an aggregate of 453,125 shares of Company common stock granted to Mr. Craig would vest immediately. Upon a change in control, options to purchase an aggregate of 121,980 shares of Company common stock granted to Mr. Griffin would vest immediately.

        Other than the change in control benefits described above, we do not offer any kind of severance benefits to our executive officers.

ANNEX I-16

Executive Compensation

Summary Compensation Table

        The following table sets forth the compensation paid to our Named Executive Officers for fiscal years 2007 and 2006.

		Annual Compensation			Long Term Compensation Awards				Other
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Comp. ($)		Nonqualified Deferred Comp. Earnings ($)	All Other ($)		Total ($)
James M. Craig(2) Chief Executive Officer, President and Chief Financial Officer	2007 2006	237,500 133,067	— 20,000	— —	131,625 37,950	75,000 —	(3)	— —	1,905 5,769	(4) (5)	446,030 196,786
John P. Griffin(6) Chief Accounting Officer and Vice President of Finance	2007	137,003	—	—	18,696	25,000	(3)	—	—		180,699
Eric J. Kuhn(7) Chairman of the Board of Directors	2007 2006	152,083 250,000	— —	— —	— —	— —		— —	— —		152,083 250,000

(1)
The amounts in these columns reflect the dollar amount recognized for unaudited financial statement reporting purposes for the fiscal year ended December 31, 2007, in accordance with SFAS 123R and thus may include amounts from awards granted both in and prior to 2007. The amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

(2)
Mr. Craig commenced employment with the Company on May 16, 2006 when he was appointed Chief Financial Officer. Mr. Craig became the Interim Chief Executive Officer, President and Chief Financial Officer in November 2006 and has served as the Chief Executive Officer, President and Chief Financial Officer of the Company since July 2007.

(3)
Represents retention bonus for remaining employed with the Company until December 31, 2007.

(4)
Represents reimbursement for parking fees.

(5)
Represents accrued wages payable pursuant to a retention provision in Mr. Craig's employment agreement.

(6)
Mr. Griffin has served as our Chief Accounting Officer and Vice President of Finance since July 2007.

(7)
Mr. Kuhn served as the President and Chief Executive Officer until February 15, 2006. In July 2007, Mr. Kuhn's annual salary was reduced from $250,000 to $15,000. On October 16, 2007, Mr. Kuhn voluntarily forfeited options to purchase an aggregate of 453,383 shares of the Company's common stock to allow additional option grants to employees of the Company.

ANNEX I-17

Grants of Plan Based Awards

        The following table sets forth information with respect to stock options granted to our Named Executive Officers during 2007 and the target payouts under non-equity incentive plan awards.

Name	Grant Date	Estimated Future Payouts Under non-Equity Incentive Plan Awards, Target ($)		All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/shares)	Grant Date Fair Value of Stock Option Awards ($)(6)
James M. Craig(1)	7/25/07	75,000 75,000	(3) (4)	450,000	$1.20	$342,000
John P. Griffin(2)	7/25/07	25,000 29,000	(3) (5)	125,000	$1.20	$95,000

(1)
Each option was issued with an exercise price equal to 100% of fair market value at the closing price of the date of grant. These options vest in equal monthly installments over 48 months, subject to Mr. Craig's continued employment with the Company. If certain company financial objectives related to earnings before interest, tax, depreciation, amortization and SFAS 123R expenses are met for the Company's fiscal year 2008, options will fully vest on July 25, 2009. Specific targets were set in a manner requiring substantial effort to achieve.

(2)
Each option was issued with an exercise price equal to 100% of fair market value at the closing price of the date of grant. These options vest in equal monthly installments over 48 months, subject to Mr. Griffin's continued employment with the Company. If certain company financial objectives related to earnings before interest, tax, depreciation, amortization and SFAS 123R expenses are met for the Company's fiscal year 2008, options will fully vest on July 25, 2009. Specific targets were set in a manner requiring substantial effort to achieve.

(3)
Represents retention bonus awards under which executive must remain employed with the Company through December 31, 2007 to receive the target amount.

(4)
Represents cash incentive awards under which company financial objectives and disposition related targets must be met as described in the Compensation Discussion and Analysis above.

(5)
Represents cash incentive awards under which company financial objectives must be met as described in the Compensation Discussion and Analysis above.

(6)
The grant date fair value of the stock options was determined in accordance with SFAS 123R. The assumptions used in the calculation of these unaudited amounts are consistent with those included in Note 13, "Stock-Based Compensation" to the Company's audited financial statements for the fiscal year ended December 31, 2006, included in the Company's 2006 Annual Report on Form 10-K.

ANNEX I-18

Outstanding Equity Awards at Fiscal Year-End

        The following table sets forth information with respect to outstanding equity awards held by our Named Executive Officers at December 31, 2007.

Name	Grant Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
James M. Craig	5/17/2006 12/22/2006 7/25/2007	(1) (2) (3)	31,666 50,000 46,875	68,334 50,000 403,125	4.60 1.48 1.20	5/17/2016 12/22/2016 7/25/2017
John P. Griffin	2/24/2004 1/14/2005 12/22/2006 7/25/2007	(2) (3)	40,000 10,000 10,000 13,020	— — 10,000 111,980	4.30 6.63 1.48 1.20	2/24/2014 1/14/2015 12/22/2016 7/25/2017
Eric J. Kuhn	11/26/2002 2/5/2003 12/10/2004 3/10/2004		350,000 100,000 200,000 100,000	— — — —	1.27 1.79 5.88 4.54	11/26/2012 2/5/2013 12/10/2014 3/10/2014

(1)
These options vest in equal monthly installments over 60 months from the date of grant.

(2)
These options vest 50% on the first anniversary of the date of grant and in equal installments over 12 months thereafter.

(3)
These options vest in equal monthly installments over 48 months from the date of grant. If certain company financial objectives related to earnings before interest, tax, depreciation, amortization and SFAS 123R expenses are met for the Company's fiscal year 2008, options will fully vest on July 25, 2009. Specific targets were set in a manner requiring substantial effort to achieve.

Tax and Accounting Considerations

        We attempt to provide compensation that is structured, to the extent possible, to maximize favorable accounting, tax and similar benefits for the Company.

  Deductibility of Executive Compensation

        Section 162(m) of the Internal Revenue Code of 1986, as amended, generally limits the deductibility of certain compensation in excess of $1,000,000 paid in any one year to the Chief Executive Officer and the other four highest paid executive officers. Qualified performance-based compensation will not be subject to this deduction limit if certain requirements are met.

        The Compensation Committee periodically reviews and considers the deductibility of executive compensation under Section 162(m) in designing our compensation programs and arrangements. As indicated above, a portion of our cash incentive awards is determined based upon the achievement of certain predetermined financial performance goals, which permits us to deduct such amounts pursuant to Section 162(m).

        While we will continue to monitor our compensation programs in light of Section 162(m), the Compensation Committee considers it important to retain the flexibility to design compensation programs that are in the best long-term interests of the Company and our stockholders. As a result, the

ANNEX I-19

Compensation Committee may conclude that paying compensation at levels that are not deductible under Section 162(m) is nevertheless in the best interests of the Company and our stockholders.

  Accounting for Stock-Based Compensation

        We adopted Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share-Based Payment," on January 1, 2006, which requires that we recognize as compensation expense the fair value of all stock-based awards, including stock options, granted to employees and others in exchange for services over the requisite service period. For more information regarding our application of SFAS No. 123(R), please refer to Note 13 in the Notes to Consolidated Financial Statements contained in our 2006 Annual Report on Form 10-K.

Potential Severance Payments Upon Change in Control

        The following table sets forth the quantitative estimates of the benefits that would have accrued upon a change in control of our company, if such change in control had occurred on December 31, 2007. Amounts below reflect potential payments pursuant to the change in control arrangement for each such named executive officer. The price per share of the Company's common stock on December 31, 2007 was below the exercise price of the outstanding options held by our executive officers, and therefore the value of accelerated equity awards would have been $0 to our executive officers.

Name	Salary ($)
James M. Craig	250,000
Eric J. Kuhn(1)	22,500

(1)
The benefits to Mr. Kuhn are payable only if anytime after the change in control, the employment of Mr. Kuhn is terminated without cause, or if Mr. Kuhn terminates his employment with good reason.

Potential Severance Payments Upon Involuntary Termination

        The following table sets forth the quantitative estimates of the benefits that would have accrued if (a) Mr. Craig's employment was terminated by the Company without cause, (b) Mr. Kuhn's employment was terminated by the Company without cause or if Mr. Kuhn resigns for good reason, and (c) such termination was not preceded by a change in control and had occurred on December 31, 2007.

Name	Salary ($)
James M. Craig	250,000
Eric J. Kuhn	15,000

        Had Mr. Griffin's employment agreement been effective at the time of the change in control on December 31, 2007, he would have been entitled to a payment equal to $72,500, which represents six months of his base salary. Mr. Griffin's employment agreement becomes effective on the Purchase Date.

Options Exercised and Stock Vested for 2007

        Our Named Executive Officers did not exercise options during fiscal year 2007 and do not hold restricted stock awards.

ANNEX I-20

Equity Compensation Plan Information

        On October 2, 1998, we adopted the Second Amended and Restated 1998 Stock Plan, which was amended and restated in fiscal year 2000 and further amended upon stockholder approval at our 2003 annual meeting of stockholders, and under which incentive stock options, non-qualified stock options or stock rights, or any combination thereof may be granted to our employees. There presently are 8.6 million shares authorized under the Second Amended and Restated 1998 Stock Plan, subject to increase on an annual basis of the lesser of (i) three percent of the Company's outstanding common stock on such date, (ii) 750,000 shares, or (iii) such lesser amount as the Company's Board may determine.

        The following table summarizes equity compensation plans as of December 31, 2007 (unaudited).

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (thousands)(a)	Weighted-average exercise price of outstanding options, warrants and rights(b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (thousands)(c)(1)
Equity compensation plans approved by security holders	3,347	$3.46	1,354
Equity compensation plans not approved by security holders	—		—

Total	3,347		1,354

(1)
This amount will increase in June 2008 by the lesser of (i) three percent of the Company's outstanding common stock on such date, (ii) 750,000 shares, or (iii) such lesser amount as the Company's Board may determine.

Employment Agreements, Change of Control Arrangements

  Eric J. Kuhn

        On August 24, 1999, the Company entered into an employment agreement with Mr. Eric J. Kuhn, then the President and Chief Executive Officer of the Company. The Company entered into an amendment to Mr. Kuhn's employment agreement on February 15, 2006, whereby Mr. Kuhn resigned as the President and Chief Executive Officer of the Company and would serve instead as the Chairman of the Board. The Company entered into a second amendment to Mr. Kuhn's employment agreement on July 30, 2007, which reduced Mr. Kuhn's annual base salary from $250,000 to $15,000.

        Mr. Kuhn's employment may be terminated with or without cause by either Mr. Kuhn or the Company. If the Company terminates his employment with cause, or if he resigns without good reason, he is entitled to his base salary through the date of termination. If the Company terminates his employment without cause or if Mr. Kuhn resigns for good reason then (a) the Company will pay to Mr. Kuhn his base salary through the date of termination, (b) the Company will pay to Mr. Kuhn an amount equal to 12 months' base salary, payable in 12 monthly equal installments, and (c) Mr. Kuhn will be eligible to participate in all employee benefit plans and programs in which he was entitled to participate for 12 months.

        Pursuant to the amended agreement, if there is a change in control of the Company, and if at any time thereafter the employment of Mr. Kuhn is terminated without cause, or if Mr. Kuhn terminates his employment with good reason, then (a) Company will pay to Mr. Kuhn his base salary through the date of termination at the rate in effect at the time, (b) the Company will pay Mr. Kuhn a severance

ANNEX I-21

payment in an amount equal to 150% of his base salary as of termination, and (c) Mr. Kuhn will be eligible to participate in all employee benefit plans and programs in which he was entitled to participate for 18 months.

        It is anticipated that Mr. Kuhn's employment will be terminated upon consummation of the Offer without the payment of any severance.

  James M. Craig

        On May 16, 2006, the Company entered into an employment agreement with Mr. James M. Craig whereby Mr. Craig would serve as the Company's Chief Financial Officer. The Company entered into an amendment to Mr. Craig's employment agreement on November 21, 2006 whereby Mr. Craig became interim Chief Executive Officer and interim President. On July 26, 2007, the Company entered into a second amendment to Mr. Craig's employment agreement whereby Mr. Craig agreed to serve as the Chief Executive Officer of the Company, and in exchange received an annual base salary of $250,000. Under the amended agreement, Mr. Craig is eligible for cash performance bonuses. The Board may grant options to purchase Shares to Mr. Craig based on his performance and the performance of the Company.

        If the Company terminates Mr. Craig's employment with cause, or if he resigns for any reason, including death or disability, he is entitled to his base salary through the date of termination and any accrued bonus. If the Company terminates his employment without cause, he is entitled to his base salary through the date of termination and any accrued bonus, and an amount equal to 12 months salary, subject to Mr. Craig's executing, and not revoking, a general release of all claims against the Company.

        The amended agreement further provides that the consummation of a change in control of the Company shall be deemed a termination of his employment by the Company without cause and would entitle Mr. Craig to receive severance benefits equal to 12 months salary. If Mr. Craig's employment with the Company is then terminated, he will not be entitled to any additional severance payments under the employment agreement.

        In connection with the transactions contemplated by the Merger Agreement and at the request of Parent, on February 22, 2008, the Compensation Committee of the Board approved employment agreements with Mr. Craig and John P. Griffin, the Company's Chief Accounting Officer and Vice President of Finance. The effectiveness of the employment agreements are subject to Purchaser purchasing the tendered Shares pursuant to the terms of the Offer (such date, the "Purchase Date"), and upon their effectiveness, they would supersede any prior agreements with the Company (except as described below).

        Pursuant to the February 22, 2008 employment agreement with Mr. Craig, Mr. Craig will be employed by the Company for three months after the Purchase Date and will be paid a base salary of $20,833 per month. In addition, the February 22, 2008 employment agreement does not affect the 12 months salary payable to Mr. Craig upon a change in control under his May 16, 2006 employment agreement, as amended.

  John P. Griffin

        Pursuant to the employment agreement with Mr. Griffin dated February 22, 2008, which is effective on the Purchase Date, Mr. Griffin will receive a base salary of $12,083 per month until December 31, 2008. Mr. Griffin will be eligible for a cash bonus on the Purchase Date of $12,083 and a cash bonus on January 1, 2009 of $72,500. If Mr. Griffin's employment is terminated by the Company for cause, because of his death or disability, or by him, then he is entitled to receive his base salary and accrued vacation through the date of termination. If his employment is terminated by the Company

ANNEX I-22

without cause prior to December 31, 2008, then he is entitled to receive (a) his base salary and accrued vacation through the date of termination, (b) six months salary, (c) continuation of his medical and dental benefits for up to six months and (d) all other benefits that have accrued to him as of the date of termination. Under the employment agreement, Mr. Griffin must execute, and not revoke, a general release of all claims against the Company, and any termination benefits are subject to Mr. Griffin continuing to abide by the non-competition and non-solicitation provisions of his employment agreement.

Compensation Committee Report

        The Compensation Committee has reviewed and discussed with our management the Compensation Discussion and Analysis report included in this information statement. Based upon this review and discussion, the Compensation Committee recommended to the Board of Directors that the report referred to above be included in this Annex I to Schedule 14D-9.

John T. Kernan Allen L. Morgan
March 7, 2008

Compensation Committee Interlocks and Insider Participation

        The members of our Compensation and Stock Option Committee during 2007 were Mr. Morgan, Mr. Kernan, and until his resignation on October 25, 2007, Mr. Pade. None of the members of our Compensation and Stock Option Committee has, at any time, been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or Compensation and Stock Option Committee.

ANNEX I-23

QuickLinks

TABLE OF CONTENTS
  ITEM 1. SUBJECT COMPANY INFORMATION.
  ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.
  ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 4. THE SOLICITATION OR RECOMMENDATION.
  ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 6. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 8. ADDITIONAL INFORMATION
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
  ITEM 9. EXHIBITS
SIGNATURE
  ANNEX I